Filed by Commonwealth Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934. Subject Company: Commonwealth Energy Corporation Commission File No. 000-33069

December 31, 2003

Dear Fellow Shareholder:

     On behalf of your Board of Directors, enclosed is the 2003 Annual Report of Commonwealth Energy Corporation.

     While 2003 was a challenging year, we increased revenues 41% from 2002 and our net income increased to $5.4 million. During a year in which many of our peers struggled through difficult economic conditions, we are proud that your Board and Management team was able to sustain solid economic results that we believe provide a foundation for the growth of our Company and shareholder value.

     We attribute these significant achievements to the management team’s successful implementation of a strategic business plan that continues to be a work in process. Your Board is committed to increasing shareholder value and to providing for additional liquidity for your investment.

     While much has been accomplished, more has yet to be done. We will be mailing to you our proxy material for a Special Shareholder meeting at which you will be asked to vote upon and approve a plan of reorganization that will enhance shareholder value by providing additional liquidity in the marketplace for your shares. Your Board of Directors believes that this plan of reorganization is in the best interests of all shareholders.

     Although the plan will be described in detail in the proxy statement, we wanted to take this opportunity to give you an overview of the plan. Some of the key components of our reorganization plan are:

•	Reincorporation of Commonwealth into a Delaware holding company to provide for a more stable corporate environment and a better platform for continued growth and diversification.

•	Listing the holding company’s shares of common stock on the American Stock Exchange (AMEX) to provide much greater liquidity for your shares.

     We look forward to speaking with many of you during the upcoming months about our strategy to build our Company, maximize shareholder value and provide liquidity to our shareholders.

     Thank you in advance for your continued support.

Sincerely,

Ian B. Carter Chairman, President & CEO

See legend on the reverse side.

     Additional Information and Where to Find It: American Energy Group, Inc. (“AEG”) plans to file a registration statement on Form S-4 in connection with the proposed transaction and Commonwealth Energy Corporation (“Commonwealth”) and AEG expect to mail a joint proxy statement/prospectus to the shareholders of Commonwealth containing information about the proposed transaction. Investors and security holders are advised to read the joint proxy statement/prospectus regarding the potential transaction referred to above, when it becomes available, because it will contain important information. The registration statement will be filed with the Securities and Exchange Commission by AEG and the joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus (when available) and at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus may also be obtained free of charge from Commonwealth at 1-800-ELECTRIC or rreeves@electric.com. Commonwealth and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock and information about other persons who may also be deemed to be participants in Commonwealth’s solicitation will be included in the proxy statement/prospectus (when available). In addition to the proxy statement/prospectus, Commonwealth files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are also available at www.sec.gov.

     This letter shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be lawful.

1752

When Benjamin Franklin ran for his kite instead of shelter on a stormy day some 250 years ago, he joined a distinguished group of pioneers with the foresight, courage and intelligence to envision the true power of electricity. Today, Commonwealth Energy Corporation operates in the same dynamic tradition, helping mold and shape the future of the electric industry.

We are a leader in electric market reform and customer choice, and are dedicated to creating, developing and capitalizing on emerging energy opportunities.

And while the winds of change may prove challenging at times, we’re steadfast in our commitment to unlock new markets and bring a pioneering spirit to every customer offering we provide.

In fact, we’re well underway.

P r o f i l e Commonwealth Energy Corporation, a power marketer licensed by the Federal Energy Regulatory Commission, is an energy- services company that markets retail electricity in deregulated markets. Major market areas are Philadelphia, Pennsylvania; Detroit, Michigan; and California. Commonwealth Energy Corporation is also licensed as an energy retailer in other states currently undergoing deregulation.

Founded in 1997, the Company provides retail electricity and energy- related products and services under the brand name “electricAmerica.” With headquarters in Tustin, California, and more than 170 employees nationwide, Commonwealth Energy now serves a total of 118,000 commercial and residential electricity customers.

Financial Highlights	02
Our Shareholders	04
Business Review	06
Corporate Outlook	14
Financial Report	16

Consolidated Balance Sheet Data	2001	2002	2003

Working capital	$50,184	$58,841	$56,411
Total assets	$107,016	$101,229	$125,870
Shareholders’ equity	$86,037	$87,952	$93,017

Consolidated Statements of Income Data	2001	2002	2003

Net revenue	$183,264	$117,768	$165,526
Net income	$60,529	$5,164	$5,422
Earnings per common share – diluted	$1.77	$0.16	$0.18

(in thousands,except per-share amounts)

2003 Financial Highlights

(in thousands)

No .1
A Message to
Shareholders

Dear Fellow Shareholders:

Fiscal 2003 proved to be an exceptionally solid year for Commonwealth Energy Corporation. report that net revenue for the fiscal year ended July 31, 2003 – our second as a publicly reporting company –was $165.5 million, a 41 percent gain over 2002’s or $0.18 per diluted share, up from the previous year. We achieved these gains despite significantly decreasing margins and political pressures in California, and startup expenses in Michigan, a new market.

Progress and Growth

At the end of fiscal 2003, we served the largest number of electric-choice customers in each of the three geographic markets in which we operate. This market-share success has been achieved in large part due to the efforts of our sales force, the expertise of our power resources group, and the unmatched support of our managed back-office services group. Most competitive retailers in our industry only sell to large commercial and industrial customers because they are not equipped to manage the many data processes associated with enrollment, energy forecasting, metering, billing, settlement and other back- office tasks for a wide variety of customers at multiple rates. The flexibility and capabilities of our TRIUMPH™ back-office software give our retail electric service business a significant competitive advantage as we continue to target the lucrative small- to medium-sized commercial business segment.

     We also achieved a dramatic increase in retail electricity sales, largely attributable to our success in Philadelphia Electric Company’s (PECO’s) Market Share Threshold assignment. Through a bid process, we were awarded the lion’s share of 64,000 PECO small commercial customers and were able to quickly assimilate more than 40,000 new businesses into our internal systems as electricAmerica™ customers. We continue to sign up business customers to maintain our dominant market-share positions in California; Philadelphia, Pennsylvania; and Detroit, Michigan. We also will continue to evaluate new market entry opportunities and intend to enter new territories this fiscal year.

     In California we have remained profitable amid the continued turbulence of the state’s energy market and our efforts to reduce our dependence on revenue in California are proving quite successful. Geographic diversification has slightly lessened the Company’s reliance on California electricity sales from 67 percent of revenue in fiscal 2002 to 56 percent for fiscal 2003. With the loss of the green power credits and the possibility that regulators may impose additional exit-related fees on direct-access customers that will further reduce our revenue and margins in California, our geographic and product diversification efforts need to continue to help offset such measures.

Opportunity and Initiatives

Commonwealth is firmly committed to a business diversification strategy designed to maximize shareholder value and mitigate the inherent commodity market risks associated with retailing electricity. This approach includes not only retail electricity sales expansion into new markets, but also implementing new business initiatives, including the management of community aggregation programs for city and county entities. Another diversification initiative aims to satisfy many businesses’ newly intensified commitment to energy reduction and efficiency. Our investment in Summit Energy Ventures positions us to provide energy-efficiency products and services to our retail electricity customers as well as consumers and businesses nationwide.

2004 Outlook

Our Board of Directors has approved a plan to initiate a reorganization of Commonwealth Energy and seek the listing of the shares of common stock of the new holding company on the American Stock Exchange (AMEX). Becoming a publicly traded corporation will enable us to provide greater liquidity to current investors, better attract large institutional investments, and be more visible to Wall Street analysts.

     This decision will support Commonwealth Energy’s strategy to boost shareholder value by deploying capital efficiently and pursuing diversified long-term growth. To that end, we will continue to compete aggressively in retail electricity sales in current and new markets, consider viable mergers or acquisitions, and diversify into related businesses.

     History suggests that deregulation evolves erratically – and that increased competition benefits customers in the long run. We remain confident that as its advantages become more evident, the deregulated electricity market will be exceptionally viable.

     Commonwealth Energy is at a unique point in its evolution. With the enthusiasm of the young company we are, we have demonstrated success in our primary electricity retail market and we plan to diversify into promising energy-related businesses. The Company also has emerged from difficult years under previous management with remarkable spirit and potential.

     I would like to thank each and every one of our hardworking and talented employees, patient shareholders and progressive customers. We owe our success-to-date directly to you, and I look forward to sharing the well-lit road ahead.

     Sincerely,

Ian B. Carter
Chairman, President and Chief Executive Officer

Intelligently streamlined to reduce resistance, assuming any number of dimensions and designed to achieve maximum efficiency and stability even in adverse conditions.

No.2
The Rhomboid Box
Business Review

Stabilizing our Base

Even Benjamin Franklin – brilliant and visionary though he was – might be astonished by the electricity industry’s 250-year evolution. His enlightening experiment was one of many to eventually culminate in today’s intricate grid system, with power generated, transmitted and delivered by utilities and other regulated distributors; and in deregulated states, procured by companies like ours and sold to end-use customers.

Retail Electricity

Commonwealth Energy supplies power, under the name electricAmerica, to residential and commercial customers in deregulated markets. We seek to offer targeted customers, particularly small- to medium-sized businesses, meaningful savings over rates charged by incumbent local Utility Distribution Companies (UDCs) and competitive retailers.

     In essence, we acquire wholesale electric supply at competitive rates, group customers to optimize consumption and profitability, and deliver electricity via UDCs. In most cases, UDCs also measure usage and assist us with bill preparation, mailing and fee collection.

     Most sales involve providing “system power” – electricity derived, like that of major utilities, from multiple generation sources. Our supply and delivery costs vary according to weather, regional generation capacity, transmission, distribution and other diverse influences. Electricity can’t be effectively stored, making proficient capacity management vital to profitability.

     Commonwealth Energy gains its edge in two principal ways: by targeting profitable customers through detailed data analysis and by deploying technology extensively. Our advanced analytical tools and techniques enable us to match supply and usage demands with considerable accuracy, and help us to identify and negotiate the most advantageous long-term power agreements with suppliers. The Company buys a small percentage of its capacity on the generally higher-priced “spot” market to satisfy immediate customer needs.

Among our 2003 Activities Nationwide

     Philadelphia, Pennsylvania. electricAmerica was awarded and retained nearly two-thirds of 64,000 small-business customers divested under a regulatory settlement by PECO Energy. We capitalized on that opportunity via competitive bidding, exceptional customer service and rapid customer assimilation.

     Detroit, Michigan. Radio advertising and aggressive sales, among other efforts, quickly enabled electricAmerica to become the market leader among electric-choice customers, including many in our small-to medium-size commercial and industrial target segment.

     California. By fiscal year-end, Energy Service Providers (ESPs) still were not allowed to acquire new customers who were not being served by a direct-access provider in late September, 2001. We accordingly focused on stemming attrition and gaining new customers in our Eastern markets.

Precisely designed with careful detail and seamless composition to capitalize on environmental conditions originating from any direction.

No.3
The Nova Extreme
Beyond Electricity

Diversifying our Business

Diversification is central to Commonwealth Energy’s near-and long-term strategies. By reducing our dependence on retail electricity sales in deregulating markets, we potentially can leverage software development expenses, stabilize our revenue stream and speed expansion into new services and geographic markets in and outside the United States. Commonwealth Energy accordingly is committed to developing solid businesses in related, but unregulated or less-regulated, industry sectors. These efforts include:

Energy efficiency

A 2001 Presidential Directive requested that federal agencies reduce energy consumption 35 percent by 2010, and in 2003, the massive failure of a Northeastern power grid sharply focused attention on energy use. High energy prices likewise are prompting users to continually re-examine electricity costs. We believe public- and private-sector pressures will continue to boost energy-efficiency demand.

Energy management

The Company plans to offer a program created to help customers reduce energy bills while keeping our supply costs down. Under the program, we encourage customers to reduce their energy consumption during high-cost, peak-usage periods. We then resell “saved” electricity in the higher-priced spot market, generating revenue that we share with participating customers. Customers gain an ongoing incentive to dampen electricity use during peak hours and we’re able to reduce costly spot-market purchases. Commonwealth Energy intends to expand these energy-curtailment programs as markets make them available.

Load aggregation

Another diversification opportunity involves “load aggregation,” or the ability of counties, municipalities and other entities to combine energy customers into a portfolio that can be served by companies like ours. In California, local governments now can establish aggregation programs to serve residential, commercial, industrial and municipal customers. We intend to bundle the services we perform for electricAmerica – including energy procurement, energy management, customer service and back-office functions – for marketing to aggregation entities. We also intend to continue bidding on existing aggregated customer portfolios from utilities and to purchase or assume customers from competitors that are quitting or downsizing their businesses.

Managed back-office services

We continue to utilize our proprietary software and services to manage our electricity customers. In-house development of these assets and resources has enabled us to better manage our customer data and avoid paying for outside provider services. As the energy industry evolves, we anticipate growing demand for such services from generators, community aggregators and other entities interested in providing cost-effective energy services to their customer bases. We’re also expanding our software to handle services for natural gas customers.

A solid structure that can easily expand and accommodate variations in structure and purpose.

No.4
The Solaris
Professional Talent

Valuing our People

To most people, a utility sparks images of electrical power plants, wires and other decidedly non-human assets. Likewise, designations like “ratepayers,” “account service,” and other impersonal terms seem to be the preferred nomenclature of utility operations. Commonwealth does not operate like a utility; we bring an enterprising, relationship-oriented approach to our business. We do not need to own power generation, transmission or distribution facilities to provide a stable electricity supply and reliable financial performance. We offer customers savings on the energy portion of their electric service bill and an expert, personal level of customer service.

     The opposite page depicts some of Commonwealth Energy’s most prized assets: our employees. Their collective market knowledge, professionalism, integrity and enthusiasm fuel our drive to build a unique company under challenging business circumstances, in a sometimes unpredictable industry, and to execute our strategy with confidence and clarity. Ours is a complex, geographically diverse business. Among our essential roles are:

Power resources

The nerve center of Commonwealth’s retail energy business, our power-resources group, consists of data- and risk-management experts who continually update information sources, apply sophisticated analytical tools and make crucial purchase and sale decisions – all amid constantly shifting market and weather conditions. These individuals’ judgment and experience unquestionably adds to our competitive edge.

Commercial and industrial sales

Selling a fluid commodity like electricity, particularly against entrenched competitors who represent a secure, albeit more costly option, is hardly easy. Through astute sales and marketing programs and sheer determination, these individuals – along with our skilled Contact Center customer service representatives – have enabled electricAmerica to secure and maintain its leading market positions.

Other areas

Few industries are more demanding or more quickly evolving than deregulating electricity markets. Financial services similarly demand intensive monitoring, requiring our regulatory affairs staff to deftly navigate complex, shifting laws and rules and stressing the importance of flexibility and talent in every corporate role.

     All Commonwealth employees are united in the common goal of continuing to forge a viable, profitable company. With experience, dedication and ingenuity, our professionals provide the inspiration behind every product and service we provide. It’s this unique blend of talent and experience that distances us from our competitors and enables our drive toward immediate success and long-term diversification and growth.

Multidimensional design wherein each element works in tandem with the others to achieve better performance and responsiveness than is possible alone .

No.5
The Micron Five - Stack
Growth Potential

Leveraging our Assets

Commonwealth Energy’s prospects hinge not only on our employees, but on our ability to extend our growth in retail electricity sales to new geographic markets, products and business lines. We currently are leveraging our software assets and expertise to better manage our electric service customers, provide back-office services outsourcing to third-party energy providers and retailers, and bundle electricAmerica-type services for other aggregate-purchasing entities.

     Our entry into the Philadelphia, Pennsylvania, market is a prime example of such capabilities. Using advanced analytical tools and capabilities, Commonwealth Energy’s power resources group uncovered hidden value in PECO’s small commercial customer segment and allowed us to submit a competitive bid. Our ability to accurately value those customers’ usage and profit potential enabled us to win the significant base we were awarded.

     In the process, we also proved that our proprietary back-office processing and servicing technologies are precise, efficient and scalable. Within 10 days of receiving more than 40,000 PECO customers, Commonwealth Energy successfully integrated massive associated data – using our TRIUMPH and TACT™ software applications – into our host systems. This is a timetable that many of our competitors would consider virtually impossible.

     The value of our back-office processing and servicing expertise also became apparent as we entered the Detroit, Michigan, market one year ago. Our ability to identify and track detailed customer-related data, and modify our software and systems to properly communicate with the local utility helped us to quickly gain significant market share in the small- to medium-sized business segment.

     We will continue refining our analytical tools to hone power forecasting, reduce subjectivity in decision-making, and deliver reliable service at highly competitive prices – while generating appropriate profit levels. We intend to apply the same creativity and discipline to product and service extensions across other aspects of our business. Our ability to proficiently manage data is critical to our success and we believe will become more important as we grow.

     We hold a majority interest in Summit Energy Ventures, LLC, a fund which makes investments in emerging businesses focused on energy-efficiency opportunities. Its investments, to date, include companies developing energy- and facility-management software and hardware systems; energy-efficient compressors for commercial heating, air conditioning and other applications; and solid-state electronic components that reduce energy consumption by various types of motors. We intend to leverage our Summit investments into preferred marketing rights for those products with promising markets. We also anticipate being “on both sides of the customer’s meter” – meaning we will continue to provide customers with competitively priced electricity, and intend to sell devices and services to conserve our customers’ use of energy.

Clearly differentiated from others in its environment with artful design, perfect balance and an aggressive stature .

No.6
The Dragon
Corporate Outlook

Realizing our Vision

We believe Commonwealth Energy’s future is extremely bright. Our primary business, providing retail electricity, is expanding rapidly in electricAmerica’s Michigan and Pennsylvania markets. We intend to continue enlarging our footprint in those states, as well as to carefully monitor other deregulating states for market entry opportunities.

     What’s more, we firmly believe that retail electricity sales will be an outstanding market for savvy, well-positioned firms, and that direct access is likely to be reinstated in some form in California – possibly in the next few years. As we are one of the few remaining ESPs serving customers in California, we expect to benefit proportionately when the opportunity arises.

     But how quickly deregulation will proceed, either in California or other states, is impossible for even the most knowledgeable market-watchers to predict. Given that each state’s schedule and rules for energy competition differ, the pace and outcome of efforts in one state may vary dramatically from those of another. The process clearly involves legislative decision-making, regulatory interpretation and industry pressures well beyond our control.

     As described earlier, we have initiated a reorganization of Commonwealth Energy into a Delaware holding company structure and a listing of the common stock of the new holding company on the American Stock Exchange in order to provide liquidity to our patient shareholders. In addition, we believe our growth will progress more quickly through appropriate mergers and acquisitions, which we shall pursue as we aggressively strive to increase shareholder value.

     We therefore intend to continue positioning Commonwealth Energy as much more than “another electricity retailer.” Energy efficiency, load aggregation, energy management and managed back-office services offer considerable potential, as may other technology-based products and services still in developmental stages. We intend to continue pursuing these opportunities and exploring new options, with the flexibility, speed and market insight that have enabled Commonwealth Energy to become the highly competitive entity we are.

Looking Ahead

A quick snapshot of today’s Commonwealth Energy reveals a company with a solid foundation, ambitious goals and impressive momentum. We believe the careful planning and hard work we put forth every day is paying off with lucrative opportunities upon which we are well positioned to capitalize.

     In an industry as turbulent as ours, it’s critical to operate with speed, flexibility, confidence and foresight. Commonwealth has the professionals, experience and work ethic to quickly distinguish energy opportunities and make intelligent business decisions that we hope benefit customers and shareholders for years to come.

CONTENTS

Selected Financial Data	F-01
Management’s Discussion and Analysis of Financial Condition and Results of Operations	F-02
Quantitative and Qualitative Disclosures about Market Risk	F-14
Report of Ernst & Young, LLP, Independent Auditors	F-15
Consolidated Statements of Income	F-16
Consolidated Balance Sheets	F-17
Consolidated Statements of Shareholders’ Equity	F-18
Consolidated Statements of Cash Flows	F-19
Notes to Consolidated Financial Statements	F-20
Corporate Information	F-40

Commonwealth Energy Corporation has taken great strides in the past year.
Moving forward, we will continue to forge our own destiny
with the inspiration of industry pioneers and the convictions of our commitment, creativity and courage .

Market for Commonwealth Energy’s Common Equity and Related Stockholder Matters.

Market Information

There is currently no established public trading market for any class of our equity securities.

Holders

As of October 15, 2003, there were 2,927 holders of record of our common stock and 59 holders of record of our Series A Convertible Preferred Stock.

Dividend Policy

Our Series A Convertible Preferred Stock provides for cumulative dividends that accrue at a rate of 10% per annum. During fiscal 2002 and fiscal 2003, we have declared and paid cash dividends of $30,195 and $92,100, respectively, on our Series A Convertible Preferred Stock. As of July 31, 2003, accrued cumulative unpaid dividends on our Series A Convertible Preferred Stock were $90,548. All accrued dividends on the Series A Preferred must be paid before any dividends are declared or paid on shares of common stock.

In addition, there is a dispute with respect to 352,000 shares of preferred stock that are not currently reflected as outstanding on our shareholder list. The validity of these disputed shares of preferred stock is the subject of pending litigation. See Item 3. Legal Proceedings of our 2003 Annual Report on Form 10-K. If these disputed shares of preferred stock are determined to be valid, a portion of such shares would accrue interest at a rate of 12% per annum, while the remainder would accrue interest at a rate of 14% per annum. At July 31, 2003, the amount of such accrued unpaid dividends on these shares would have been $42,240. All accrued dividends on these disputed shares of preferred stock would be required to be paid before any dividends are declared or paid on shares of common stock. We have not declared or paid a cash dividend on our common stock, and we do not anticipate paying any cash dividend for the foreseeable future. We presently intend to retain earnings to finance future operations, expansion and capital investment.

SELECTED FINANCIAL DATA

The selected financial data in the following tables sets forth (a) balance sheet data as of July 31, 2002 and 2003, and statements of income data for the fiscal years ended July 31, 2001, 2002 and 2003 derived from our consolidated financial statements audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this annual report, and (b) balance sheet data as of July 31, 1999, 2000 and 2001, and statements of operations data for the fiscal years ended July 31, 1999 and 2000, derived from our consolidated financial statements audited by Ernst & Young LLP, which are not included in this filing. The information below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operation and financial statements included elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

Fiscal Year Ended July 31	1999	2000	2001	2002	2003
		(in thousands, except per-share amounts)

Net revenue	$39,124	$99,624	$183,264	$117,768	$165,526
Direct energy costs	38,729	86,732	77,281	87,340	128,179

Gross profit	395	12,892	105,983	30,428	37,347
Other expenses(1)	18,518	21,921	25,195	21,918	24,947

Income (loss) from operations	(18,123)	(9,029)	80,788	8,510	12,400
Loss on litigation awards	(422)	(116)	—	—	(2,200)
Loss on equity investments	—	—	—	(160)	(567)
Minority interest	—	—	—	—	187
Interest income, net	123	499	1,593	939	715

Income (loss) before provision for income taxes	(18,422)	(8,646)	82,381	9,289	10,535
Provision for income taxes	—	—	21,852	4,125	5,113

Net income (loss)(2)	$(18,422)	$(8,646)	$60,529	$5,164	$5,422

Net income (loss) per common share(3) (4)
Basic	$(0.84)	$(0.30)	$2.06	$0.19	$0.19

Diluted	$(0.84)	$(0.30)	$1.77	$0.16	$0.18

Weighted-average shares outstanding(3) (4)
Basic	21,905	28,795	29,385	27,482	27,424

Diluted	21,905	28,795	34,152	31,536	30,236

CONSOLIDATED BALANCE SHEET DATA (in thousands)

	1999	2000	2001	2002	2003

Working capital	$12,428	$12,803	$50,184	$58,841	$56,411
Total assets	$27,858	$35,444	$107,016	$101,229	$125,870
Shareholders’ equity(4)	$19,900	$24,236	$86,037	$87,952	$93,017

(1) Includes stock-based compensation charges (credits) of $5,718, $445, $1,080, $(743) and $0 in the fiscal years ended July 31, 1999, 2000, 2001, 2002 and 2003, respectively. See Management’s Discussion and Analysis of Financial Condition and Results of Operation – Results of Operation and Note 2 of the Notes to Consolidated Financial Statements, for further details.

(2) No cash dividends have been paid on our common stock. Our Series A Convertible Preferred Stock provides for cumulative dividends, which accrue at the rate of 10% per annum, and are payable at the discretion of our Board of Directors. Such accrued dividends were $84, $84, $81, $70 and $91 in the fiscal years ended July 31, 1999, 2000, 2001, 2002 and 2003, respectively. In addition, we are subject to a court order with respect to disputed shares of preferred stock that are not currently reflected as outstanding on our shareholder list. The validity of these disputed shares of preferred stock is the subject of pending litigation. See Item 3. Legal Proceedings of our 2003 Annual Report on Form 10-K. If these disputed shares of preferred stock are determined to be valid, a portion of such shares would accrue dividends at a rate of 12% per annum, while the remainder would accrue interest at a rate of 14% per annum. Such accrued dividends would have been $42 in fiscal year ended July 31, 2003 and are reflected in our accompanying financial statements. See Note 6 of the Notes to Consolidated Financial Statements, for the computation of earnings per common share.

(3) Per-share information and weighted average shares outstanding for the years ended July 31, 1999 and 2000 have been restated to reflect the resolution of the status of our common stock issued to our founder as more fully disclosed in Note 14 of the Notes to Consolidated Financial Statements.

(4) Per-share information, weighted average shares outstanding and shareholders’ equity for the year ended July 31, 2003 reflect the 352 shares of preferred stock, referenced in our financial statements as “Other preferred stock,” related to pending litigation. See Item 3. Legal Proceedings of our 2003 Annual Report on Form 10-K and Notes 6, 12 and 14 of the Notes to Consolidated Financial Statements for further details.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Our primary business has been the sale of electric power to retail and commercial end-users in California, Pennsylvania and, beginning in September 2002, Michigan, and the sale of electric power to wholesale customers in California and Pennsylvania. We are licensed by FERC as a power marketer and by the California, Michigan, Pennsylvania, New Jersey, New York, Texas and Ohio public utilities commissions as an electric services or electric generation supplier.

As of July 31, 2003, we delivered electricity to approximately 118,000 customers in California, Michigan and Pennsylvania. The growth of this business depends upon the deregulated status of each state, the availability of cost-effective energy purchases to us and the acquisition of retail or commercial customers by us.

We do not have our own electricity generation facilities. The power we sell to our customers is purchased from third-party power generators. During fiscal 2000, in both California and Pennsylvania, we purchased electricity both under long-term contracts and in the spot market. By the end of fiscal 2001 and throughout most of fiscal 2002, substantially all of our electricity was purchased under long-term contracts. During fiscal 2003, we purchased electricity both under long-term contracts and in the spot market.

RESULTS OF OPERATIONS

In the following comparative analysis, all percentages are calculated based on dollars in thousands.

Year Ended July 31, 2003, Compared to Year Ended July 31, 2002

Net Revenue

Our net revenue for fiscal 2003 was $165.5 million, an increase of $47.7 million, or 40.6%, from $117.8 million in fiscal 2002. Net energy sales were $160.0 million, or 96.6%, of our fiscal 2003 net revenue, as compared to $115.7 million, or 98.3%, of our fiscal 2002 net revenue. Green power credits recognized from the State of California accounted for the balance of our net revenue.

Energy sales to retail customers constituted $153.4 million, or 95.9%, of our net energy sales for fiscal 2003, as compared to $97.0 million, or 83.8%, for fiscal 2002. Sales of excess energy in the wholesale markets constituted $6.5 million, or 4.1%, of our net energy sales for fiscal 2003, as compared to $18.8 million, or 16.2%, for fiscal 2002. Excess energy is sold into the wholesale market after we have supplied the requirements of our retail customers. These sales are a natural by-product of balancing the power load used by our customers against the power we have previously purchased under contracts in anticipation of our forecasted customer demand. Power is also purchased in this balancing process when required.

We sold 1,120.3 million kilowatt-hours (kWh) at an average retail price per kWh of $0.077 in California during fiscal 2003, as compared to 775.6 million kWh sold at an average retail price per kWh of $0.085 during fiscal 2002. This increase was due primarily to the acquisition of large commercial customers from other ESPs. The decrease in price is partially attributable to the historical procurement charge in the Southern California Edison territory. For a more complete discussion of the historical procurement charge and related CPUC activities see “Factors That May Affect Future Results – Historical procurement charges and customer rate changes could adversely affect our revenue and cash flows in the Southern California Edison utility district.” We sold 836.5 million kWh at an average retail price per kWh of $0.060 in Pennsylvania during fiscal 2003, as compared to 468.9 million kWh sold at an average retail price per kWh of $0.058 during fiscal 2002. This increase was due primarily to the acquisition of approximately 40,000 customers in Pennsylvania under a bid process that was a part of an electric utility restructuring in Pennsylvania. We sold 230.4 million kWh at an average retail price per kWh of $0.058 in Michigan during fiscal 2003, as compared to no billing during fiscal 2002.

The $56.4 million, or 58.2%, increase in our fiscal 2003 retail energy sales primarily was attributable to an increase in our customer base as we entered the Michigan market and gained market share in Pennsylvania.

We sold 71.4 million kWh at an average wholesale price per kWh of $0.036 in California during fiscal 2003, as compared to 313.8 million kWh sold at an average retail price per kWh of $0.023 during fiscal 2002. We sold 140.1 million kWh at an average wholesale price per kWh of $0.028 in Pennsylvania during fiscal 2003, as compared to 463.2 million kWh sold at an average wholesale price per kWh of $0.025 during fiscal 2002. We did not sell any wholesale energy in Michigan during fiscal 2003, as our Michigan supplier was operating under a load, following full requirements contract. Such contracts provide for all customer power and related expenses at a predetermined price per kWh.

The $12.3 million, or 65.4%, decrease in our fiscal 2003 excess energy sold into the wholesale market was attributable primarily to improved forecasting methods employed by us in California and Pennsylvania, and increased customer load in Pennsylvania which resulted in less excess energy available for sale.

The $3.5 million, or 172.8%, increase in our fiscal 2003 green power credits was attributable primarily to the recognition in the current fiscal year of green power credits for the final seven months of fiscal 2002 and the first eight months of fiscal 2003 due to the reinstatement by the State of California of the Public Purpose Program to provide incentives to suppliers of renewable power to reduce the cost of such power to certain customers. This green power credit program was discontinued for periods after March 2003.

We had approximately 118,000 retail customers at July 31, 2003, an increase of 29,000, or 32.6%, from 89,000 at July 31, 2002. This increase was due primarily to the successful acquisition of approximately 40,000 customers in Pennsylvania under a bid process that was a part of an electric utility restructuring in Pennsylvania. The addition of these customers occurred in May and June 2003. Our customer count, net of the 40,000 additions in Pennsylvania, was reduced due to our focus on increasing our commercial and industrial customer base, which have much higher average electricity usage, while reducing the number of residential customers, which have lower electricity usage.

Direct Energy Costs

Direct energy costs which are recognized concurrent with related energy sales, include the cost of purchased electric power, fees incurred from various energy-related service providers and energy-related taxes that cannot be passed through to the customer. Our direct energy costs were $128.2 million for fiscal 2003, an increase of $40.9 million, or 46.8%, from $87.3 million for fiscal 2002. We purchased 1,207.4 million kWh at an average price per kWh of $0.043 in California during fiscal 2003, as compared to 1,184.5 million kWh at an average price per kWh of $0.034 during fiscal 2002. We purchased 1,084.5 million kWh at an average price per kWh of $0.041 in Pennsylvania during fiscal 2003, as compared to 992.9 million kWh at an average price per kWh of $0.039 during fiscal 2002. We purchased 278.0 million kilowatt-hours at an average price per kWh of $0.049 in Michigan during fiscal 2003, as compared no purchases during fiscal 2002, as this was a new market in fiscal 2003. The fiscal 2003 increase in our direct energy costs primarily was attributable to increased kWh purchases to accommodate our entry into the Michigan market and additional customers in Pennsylvania as we gained market share. To a lesser extent, the fiscal 2003 increase was attributable to higher kWh prices paid as a result of increased natural gas prices incurred by our suppliers.

Selling and Marketing Expenses

Our selling and marketing expenses were $4.2 million for fiscal 2003, an increase of $0.7 million, or 20.8%, from $3.5 million for fiscal 2002. The fiscal 2003 increase was primarily attributable to increased marketing efforts associated with our expansion into the Pennsylvania and Michigan markets and further market research conducted on certain states under consideration for future expansion.

General and Administrative Expenses

Our general and administrative expenses were $20.7 million for fiscal 2003, an increase of $2.3 million, or 12.5%, from $18.4 million for fiscal 2002. The fiscal 2003 increase was primarily attributable to increases in legal expenses incurred in connection with litigation and the proxy contest related to our last annual meeting of shareholders, merit compensation and premiums on directors and officers insurance policies, partially offset by certain cost savings achieved through the internalization of certain previously outsourced information technology capabilities. Our general and administrative expenses for fiscal 2002 were reduced by the $0.7 million reversal of previously recognized stock-based compensation.

Income from Operations

Primarily as a result of all of the preceding factors, our income from operations increased $3.9 million, or 45.7%, to $12.4 million for fiscal 2003 from $8.5 million for fiscal 2002.

Loss on Litigation Award

We incurred a $2.7 million loss on a litigation award during fiscal 2003, in connection with a lawsuit filed by several former employees, of which we had previously accrued $0.5 million, with the remaining $2.2 million balance recognized in fiscal 2003.

Loss on Equity Investments

We incurred a $0.6 million aggregate loss on equity investments for fiscal 2003, as compared to a $0.2 million aggregate loss for fiscal 2002. The loss on equity investments for fiscal 2003 primarily reflects our proportionate recognition of losses under the equity method of accounting from our consolidation of Summit Energy Ventures, LLC (Summit); namely, the losses incurred by Power Efficiency Corporation (PEC) through April 30, 2003, and, to a significantly lesser extent, Turbocor BV (Turbocor) through January 2003. Effective May 1, 2003, we began consolidating PEC as Summit had obtained a majority ownership position in PEC. Effective February 1, 2003, because Summit’s ownership position in Turbocor had been reduced to a level at which it no longer exercised significant influence, we began accounting for Turbocor under the cost method of accounting, whereby any proportionate losses were excluded from our results of operations. In contrast, fiscal 2002 primarily reflected our proportionate recognition under the equity method of accounting, from our consolidation of Summit, of the losses incurred by Turbocor and PEC from the dates of Summit’s initial equity investments in Turbocor and PEC, in January 2002 and June 2002, respectively.

Minority Interest

Minority interest represents that portion of PEC’s post-consolidated losses that are allocable to the non-Summit investors based on their aggregate minority ownership interest in PEC.

Interest Income, Net

Our interest income, net, was $0.7 million for fiscal 2003, a decrease of $0.2 million, or 23.9%, from $0.9 million for fiscal 2002. The fiscal 2003 net decrease resulted from a $0.6 million decrease in interest income, partially offset by a $0.4 million decrease in interest expense. The fiscal 2003 decrease in interest income primarily was attributable to lower yields realized on short-term investments and, to a significantly lesser extent, lower average investment balances. The fiscal 2003 decrease in interest expense primarily was attributable to the non-recurrence of $0.4 million of fiscal 2002 interest expense incurred in connection with borrowings under our then outstanding credit facility, which was terminated in June 2002.

Income Before Provision for Income Taxes

Our income before provision for income taxes was $10.5 million for fiscal 2003, an increase of $1.2 million, or 13.4%, from $9.3 million for fiscal 2002.

Provision for Income Taxes

Our provision for income taxes was $5.1 million for fiscal 2003, compared to $4.1 million for fiscal 2002. Our effective income tax rate was 48.5% for fiscal 2003, compared to 44.4% for fiscal 2002. The fiscal 2003 increase in our effective income tax rate was attributable primarily to an increase due to the expiration of certain stock options in fiscal 2003, the value of which was charged to expense for financial reporting purposes but not deductible for income tax purposes, partially offset by a decrease in our valuation allowance as a result of our utilization of net operating loss carry forwards for federal income tax purposes.

Net Income

Our net income was $5.4 million for fiscal 2003, an increase of $0.2 million, or 5%, from $5.2 million for fiscal 2002. Our basic and diluted net income per common share was $0.19 and $0.18, respectively, for fiscal 2003, as compared to $0.19 and $0.16, respectively, for fiscal 2002. The calculation of net income per common share gives effect to 352,000 shares of preferred stock, referenced in our Consolidated Financial Statements as “Other convertible preferred stock” related to pending litigation. See Item 3. Legal Proceedings of our 2003 Annual Report on Form 10-K and Notes 6, 12 and 14 of the Notes to Consolidated Financial Statements for further details.

Year Ended July 31, 2002, Compared to Year Ended July 31, 2001

Net Revenue

Our net revenue for fiscal 2002, was $117.8 million, a decrease of $65.5 million, or 35.7%, from $183.3 million in fiscal 2001. Net energy sales were $115.7 million, or 98.3%, of our fiscal 2002 net revenue, as compared to $179.3 million, or 97.8%, of our fiscal 2001 net revenue. Green power credits recognized from the State of California accounted for the balances of our net revenue.

Energy sales to retail customers constituted $97.0 million, or 83.8%, of our net energy sales for fiscal 2002, as compared to $100.0 million, or 55.7%, for fiscal 2001. Sales of excess energy in the wholesale markets constituted $18.8 million, or 16.2%, of our net energy sales for fiscal 2002, as compared to $79.3 million, or 44.2%, for fiscal 2001. The very high level of excess energy sold in the wholesale market in fiscal 2001 was the result of the unprecedented rise in electric power prices in California. These prices already were moving toward normal levels by the fourth quarter of fiscal 2001.

We sold 775.6 million kWh at an average retail price per kWh of $0.085 in California during fiscal 2002, as compared to 563.4 million kWh sold at an average retail price per kWh of $0.145 during fiscal 2001. We sold 468.9 million kWh at an average retail price per kWh of $0.058 in Pennsylvania during fiscal 2002, as compared to 378.6 million kWh sold at an average retail price per kWh of $0.050 during fiscal 2001.

The $3.0 million, or 3.0%, decrease in our fiscal 2002 retail energy sales was attributable primarily to the price decrease realized in California, being substantially offset by the volume increases realized in California and Pennsylvania, and, to a lesser extent, the price increase realized in Pennsylvania. The average retail price per kWh realized in California during fiscal 2002 was representative of normal average price whereas the inflated average retail price realized in California during fiscal 2001 reflected the statewide energy crisis. The volume increases realized were attributable to increases in the number of commercial customers in California and Pennsylvania since October 2001 and June 2002, respectively. The price increase realized in Pennsylvania was primarily due to more energy purchased under fixed price contracts in fiscal 2002 compared to fiscal 2001.

We sold 313.8 million kWh of excess power into the wholesale markets at an average price per kWh of $0.023 in California during fiscal 2002, as compared to 404.7 million kWh sold at an average retail price per kWh of $0.17 during fiscal 2001. We sold 463.2 million kWh at an average wholesale price per kWh of $0.025 in Pennsylvania during fiscal 2002, as compared to 268.3 million kWh sold at an average wholesale price per kWh of $0.032 during fiscal 2001.

The $60.5 million, or 76.3%, decrease in our fiscal 2002 excess energy sold in the wholesale markets primarily was attributable to the price decrease realized in California, and, to a significantly lesser extent, the price decrease realized in Pennsylvania and the volume decrease realized in California. Slightly offsetting the preceding results was the volume increase realized in Pennsylvania. The volume decrease realized in California was attributable primarily to us having lower excess balances available for sale in the wholesale market as a result of our growing retail customer base. The volume increase realized in Pennsylvania was attributable primarily to excess balances being available for sale in the wholesale market as a result of decreased retail demand due to more moderate late summer and winter temperatures than forecast.

The $1.9 million, or 48.5%, decrease in our fiscal 2002 green power credits primarily was attributable to the expiration of the State of California’s green power credit program in December 2001. The california legislature subsequently approved reinstating the green power credit program, however, due to program uncertainty, no revenue from periods subsequent to January 1, 2002 were reflected in fiscal 2002 revenue.

We had approximately 89,000 retail customers at July 31, 2002, an increase of 1,000, or 1.1%, from 88,000 at July 31, 2001.

Direct Energy Costs

Our direct energy costs were $87.3 million for fiscal 2002, an increase of $10.0 million, or 13.0%, from $77.3 million for fiscal 2001. We purchased 1,184.5 million kWh at an average price per kWh of $0.034 in California during fiscal 2002, as compared to 980.1 million kWh sold at an average price per kWh of $0.039 during fiscal 2001. We purchased 992.9 million kWh at an average price per kWh of $0.039 in Pennsylvania during fiscal 2002, as compared to 662.5 million kWh sold at an average price per kWh of $0.040 during fiscal 2001.

The fiscal 2002 increase in our direct energy costs primarily was attributable to volume increases in Pennsylvania, and, to a lesser extent, in California, partially offset by the price decrease realized in California. Our increased purchases in California and Pennsylvania were to accommodate added retail customers. The price decrease realized in California primarily was attributable to normalizing energy prices after the energy crisis in fiscal 2001.

Selling and Marketing Expenses

Our selling and marketing expenses were $3.5 million for fiscal 2002, a decrease of $0.1 million, or 2.4%, from $3.6 million for fiscal 2001. The fiscal 2002 decrease primarily was attributable to a decrease realized in our payroll expenses, being partially offset by an increase incurred in our consulting expenses. The decrease in our payroll expenses was primarily the result of call center personnel attrition. The increase in our consulting expenses was the result of market research conducted on certain states under consideration for future service expansion.

General and Administrative Expenses

Our general and administrative expenses were $18.4 million for fiscal 2002, a decrease of $3.2 million, or 14.8%, from $21.6 million for fiscal 2001. The fiscal 2002 decrease primarily was attributable to a $1.8 million variation in stock-based compensation, from a $1.1 million charge in fiscal 2001 to a $0.7 million credit in fiscal 2002. The fiscal 2002 credit resulted from our reversing of a portion of our fiscal 2001 charge due to a subsequent decrease in the value of our common stock against which the value of certain unvested variable stock options are continually reassessed. The balance of the fiscal 2002 decrease primarily was attributable to lower legal, consulting and bad debt expenses, being partially offset by higher payroll and amortization expenses as well as management fees incurred for Summit. The decrease realized in legal expenses for fiscal 2002 primarily was attributable to fiscal 2001 reflecting non-recurring legal costs associated with a dispute settlement reached with our founder. The increase realized in payroll expenses primarily was due to the hiring of software development employees who were formerly engaged as consultants. The increase realized in amortization expense primarily was attributable to previously capitalized software development costs incurred for our TRIUMPH system. The management fees incurred for Summit constitute a new expense in fiscal 2002 that we anticipate will be recurring for the foreseeable future.

Income from Operations

Primarily as a result of the preceding factors, our income from operations decreased by $72.3 million, or 89.5%, to $8.5 million for fiscal 2002, from $80.8 million for fiscal 2001.

Loss on Equity Investments

We incurred a $0.2 million aggregate loss on equity investments for fiscal 2002 as a result of our consolidation of Summit. This loss primarily reflects our proportionate recognition under the equity method of accounting of the losses incurred by Turbocor and PEC from the dates of Summit’s initial equity investments in them during January 2002 and June 2002, respectively.

Interest Income, Net

Our interest income, net, was $0.9 million for fiscal 2002, a decrease of $0.7 million, or 41.0%, from $1.6 million for fiscal 2001. The fiscal 2002 net decrease resulted from a $1.0 million decrease in interest income, partially offset by a $0.4 million decrease in interest expense. The decrease in interest income primarily was attributable to significantly lower average interest rates realized on slightly lower average investment balances. The decrease in interest expense was attributable primarily to lower average outstanding borrowings as a result of our repayment and termination of a line of credit borrowing facility in June 2002.

Income before Provision for Income Taxes

Our income before provision for income taxes was $9.3 million for fiscal 2002, a decrease of $73.1 million, or 88.7%, from $82.4 million for fiscal 2001.

Provision for Income Taxes

Our provision for income taxes was $4.1 million for fiscal 2002, a decrease of $17.8 million, or 81.1%, from $21.9 million for fiscal 2001. Our effective income tax rate was 44.4% for fiscal 2002, as compared to 26.6% for fiscal 2001. The fiscal 2002 increase in our effective income tax rate was attributable primarily to the comparative fiscal 2001 period reflecting the favorable impact of our release of our valuation allowance as a result of our utilization of net operating loss carryforwards for federal and state income tax purposes in fiscal 2001 due to our first year of profitability.

Net Income

Our net income was $5.2 million for fiscal 2002, a decrease of $55.3 million, or 91.5%, from $60.5 million for fiscal 2001. Our basic and diluted net income per common share was $0.19 and $0.16, respectively, for fiscal 2002, as compared to $2.06 and $1.77, respectively, for fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

General

In recent fiscal years, we have sustained our operations and funded our growth substantially with internally generated cash flows from operations. Based on our planned operations and growth expectations for the foreseeable future, we currently do not anticipate requiring any external sources of financing through at least fiscal 2004, if not beyond.

Consolidated Cash and Cash Equivalents, Working Capital and Current Ratio

Our unrestricted cash and cash equivalents decreased by $2.1 million, or 4.9%, to $40.9 at July 31, 2003, as compared with $43.0 million at July 31, 2002. Our working capital decreased by $2.4 million, or 4.1%, to $56.4 million at July 31, 2003, from $58.8 million at July 31, 2002. Our current ratios, which are defined as current assets divided by current liabilities, were 2.76 and 5.43 at July 31, 2003 and 2002, respectively.

With our favorable liquidity position, we elected to allow our previously existing $10.0 million line of credit borrowing facility to expire on June 29, 2002. We currently do not have any established credit facilities in place for future borrowings. We believe that we would be able to establish credit facilities at acceptable rates and terms in the future should it be necessary, although we currently see no need for such facilities through at least fiscal 2004.

Consolidated Cash Flows

Fiscal 2003 versus Fiscal 2002

Our operating activities provided $5.6 million in cash and cash equivalents during fiscal 2003, an increase of $2.1 million, or 61.6%, from $3.5 million in cash and cash equivalents provided during fiscal 2002. The fiscal 2003 increase primarily reflects the $0.2 million increase in our net income and the positive cash flow effects of increased accounts payable and accrued liabilities. Partially offsetting the increase in cash and cash equivalents was the negative cash flow effects of increased accounts receivable and prepaid expenses and other assets, and the adding back of lower non-cash charges.

Our investing activities utilized $1.5 million in cash and cash equivalents during fiscal 2003, as compared to $9.2 million in cash and cash equivalents utilized during fiscal 2002. The fiscal 2003 decrease principally is attributable to the comparable fiscal 2002 period reflecting substantive initial investments in energy-related companies made through Summit. To a significantly lesser extent, the fiscal 2003 decrease reflects decreased purchases for property and equipment offset by the acquisition of a majority ownership in PEC.

Our financing activities utilized $6.2 million in cash and cash equivalents during fiscal 2003, as compared to $7.7 million in cash and cash equivalents provided by financing activities during fiscal 2002. Financing activities in fiscal 2003 principally reflects the negative cash flow effect of an aggregate increase in our restricted cash and cash equivalents as a result of the letters of credit required in connection with energy purchase agreements and a litigation appeal bond. In contrast, financing activities in fiscal 2002 principally reflected the positive cash flow effect of an aggregate decrease in our restricted cash and cash equivalents as a result of the release of letters of credit upon the expiration of energy purchase agreements and the deployment of cash by Summit into investments in energy-related companies. Partially offsetting this positive cash flow effect in fiscal 2002 were principal repayments of borrowings outstanding under our then existing line of credit facility and repurchases of outstanding common shares.

Fiscal 2002 versus Fiscal 2001

Our operating activities provided $3.5 million in cash and cash equivalents during fiscal 2002, a decrease of $58.4 million, or 94.4%, from the $61.8 million in cash and cash equivalents provided during fiscal 2001. The fiscal 2002 decrease reflects principally the $55.4 million decrease in our net income. To a significantly lesser extent, the fiscal 2002 decrease reflects primarily the negative cash flow effects of increased accounts payable and other current liabilities and decreased accounts receivable. Slightly offsetting this decrease was the adding back of increased aggregate non-cash charges.

Our investing activities utilized $9.2 million and $1.2 million in cash and cash equivalents during fiscal 2002 and 2001, respectively. The fiscal 2002 increase primarily reflects substantive initial investments in energy-related companies made through Summit, and, to a significantly lesser extent, increased purchases of property and equipment.

Our financing activities provided $7.7 million in cash and cash equivalents during fiscal 2002, as compared to $23.8 million in cash and cash equivalents utilized by financing activities during fiscal 2001. Financing activities in fiscal 2002 reflected primarily the positive cash flow effect of an aggregate decrease in our restricted cash and cash equivalents as a result of the release of letters of credit upon the expiration of energy purchase agreements and the decrease in Summit’s cash account as a result of their investments during the year, partially offset by the negative cash flow effects of principal repayments of borrowings outstanding under our then-existing line of credit facility and repurchases of outstanding common shares held by our founder. Financing activities in fiscal 2001 principally reflected the negative cash flow effect of an aggregate increase in our restricted cash and cash equivalents as a result of our investment in Summit Energy Ventures, and, to a significantly lesser extent, principal repayments of borrowings outstanding from our then-existing line of credit facility.

As a result of the foregoing, our unrestricted cash and cash equivalents increased by $1.9 million to $43.0 million at July 31, 2002 as compared with $41.1 million at July 31, 2001.

Planned Capital Expenditures

Our planned capital expenditures for the fiscal year ending July 31, 2004 (“fiscal 2004”) are $1.7 million. Planned capital expenditures include computer hardware and software, office equipment and furniture. The expenditures are expected to be pro rata throughout the year and funded out of working capital.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

We currently are party to a number of supply contracts requiring us to purchase electrical power covering approximately 81% of the current load servicing requirements. As these contracts contain fixed prices at which we will be required to make such purchases, our future results of operations for the fiscal periods covered by these contracts will be significantly influenced by our then ability to resell this purchased electrical power to our customers at prices sufficient to cover our direct and indirect costs and to realize a profit.

Our most significant operating leases pertain to our corporate facilities. All of our other operating leases pertain to various equipment and technology. Certain of these operating leases are noncancellable and contain rent escalation clauses relating to increases to real property taxes and maintenance costs. We incurred aggregate rent expense under operating leases of $697,000, $704,000, and $742,000 during fiscal 2001, 2002 and 2003, respectively.

We have five executive employment agreements in existence at July 31, 2003 that commit us to pay future base salaries. Under these agreements we may also be required to pay bonuses in the event of a change of control and/or upon early termination of employment. For a description of the change of control and severance bonuses with respect to our Named Executive Officers, see Item 11. Executive Compensation – Employment Agreements of our 2003 Annual Report on Form 10-K.

The following table shows our contractual commitments as of July 31, 2003:

		Payments due by period (dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	More than 3 years

Electricity purchase contracts	$154,079	$90,022	$64,057	$—
Operating leases	862	693	169	—
Employment agreements	2,408	1,491	917	—

Total	$157,349	$92,206	$65,143	$—

Seasonal and Inflationary Influences

Demand for electrical power is continually influenced, both positively and negatively, by prevailing weather conditions. To the extent that one or more of our markets experiences a prolonged period of unseasonal weather, we will be required to either attempt to procure additional electricity to service our customers or to sell surplus electricity in the open market.

Application of Critical Accounting Policies

Accounting policies discussed below are those that we consider to be critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

•	Independent system operator costs – Included in direct energy costs along with electric power purchased and scheduling coordination costs are the Independent System Operator (ISO) fees. The actual ISO costs are not finalized until a settlement process by the ISO is performed of each day’s activities of all grid participants. Prior to the completion of settlement, we estimate these costs based on historical trends and preliminary settlement information. The historical trends and preliminary information may differ from actual fees, resulting in the need to adjust the related costs.

•	Allowance for doubtful accounts – We maintain allowances for doubtful accounts for estimated losses resulting from non-payment of customer billings. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In addition, as a result of market conditions in California during fiscal 2001, the creditworthiness of several participants in the marketplace with whom we conduct business has deteriorated significantly. For example, PG&E, which declared bankruptcy, has withheld payments of approximately $1.6 million from their remittances to us. Although we have filed a Proof of Claim in PG&E’s bankruptcy proceedings to recover these amounts, we have established an allowance for doubtful accounts in the amount of these withholdings. If other utilities declare bankruptcy, additional allowances may be required.

•	Unbilled receivables – Our customers are billed monthly at various dates throughout the month. Unbilled receivables represent the amount of electric power delivered to customers at the end of a period, but not yet billed. Unbilled receivables from sales are estimated by us as the number of kilowatt-hours delivered to the customer times the average current customer sales price per kilowatt-hour.

•	Legal claims – From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We regularly evaluate our exposure to threatened or pending litigation and other business contingencies and accrue for estimated losses on such matters in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.” As a result, we have accrued a total of $2.7 million as of July 31, 2003, for a loss on litigation award in connection with an action brought by former employees. As additional information about current or future litigation or other contingencies becomes available, management will assess whether such information warrants the recording of additional expense relating to our contingencies. Such additional expense could potentially have a material impact on our results of operations and financial position. See Item 3., Legal Proceedings of our 2003 Annual Report on Form 10-K, for a description of our pending legal proceedings.

FACTORS THAT MAY AFFECT FUTURE RESULTS

If competitive restructuring of the electric markets is delayed or does not result in viable competitive market rules, our business will be adversely affected.

The Federal Energy Regulatory Commission (FERC) has maintained a strong commitment over the past seven years to the deregulation of electricity markets. This movement would seem to indicate the continuation and growth of a competitive electric retail industry. As of February 2003, 24 states and the District of Columbia have either enacted enabling legislation or issued a regulatory order to implement retail access. In 18 of these states, retail access is either currently available to some or all customers, or will soon be available. However, in many of these markets the market rules adopted have not resulted in energy service providers being able to compete successfully with the incumbent utilities and customer switching rates have been low. Only recently have a small number of markets opened to competition under rules that we believe may offer attractive competitive opportunities. Our business model depends on other favorable markets opening under viable competitive rules in a timely manner. In any particular market, there are a number of rules that will ultimately determine the attractiveness of any market. Markets that we enter may have both favorable and unfavorable rules. If the trend towards competitive restructuring of retail energy markets does not continue or is delayed or reversed, our business prospects and financial condition could be materially adversely impaired.

Retail energy market restructuring has been and will continue to be a complicated regulatory process, with competing interests advanced not only by relevant state and federal utility regulators, but also by state legislators, federal legislators, incumbent utilities, consumer advocacy groups and potential market participants. As a result, the extent to which there are legitimate competitive opportunities for alternative energy suppliers in a given jurisdiction may vary widely and we cannot assure shareholders that regulatory structures will offer us competitive opportunities to sell energy to consumers on a profitable basis. The regulatory process could be negatively impacted by a number of factors, including interruptions of service and significant or rapid price increases. The legislative and regulatory processes in some states take prolonged periods. In a number of jurisdictions, it may be many years from the date legislation is enacted until the retail markets are open for competition.

In addition, although most retail energy market restructuring has been conducted at the state and local levels, bills have been proposed in Congress in the past that would preempt state law concerning the restructuring of the retail energy markets. Although none of these initiatives has been successful, we cannot assure shareholders that federal legislation will not be passed in the future that could materially adversely affect our business.

We face many uncertainties that may cause substantial operating losses and we cannot assure shareholders that we will continue to be profitable.

We have recognized significant revenue and our ability to generate such revenue is subject to uncertainty. In addition, we intend to increase our operating expenses to develop our business, including brand development, marketing and other promotional activities and the continued development of our billing, customer care and power procurement infrastructure. Our ability to sustain profitability will depend on, among other things:

•	Our ability to attract and to retain a critical mass of customers at a reasonable cost;

•	Our ability to develop internal corporate organization and systems;

•	The continued competitive restructuring of retail energy markets with viable competitive market rules; and

•	Our ability to manage effectively our energy requirements and to sell our energy at a sufficient margin.

We may have difficulty obtaining a sufficient number of customers.

We anticipate that we will incur significant costs as we enter new markets and pursue customers by utilizing a variety of marketing methods. In order for us to recover these expenses, we must attract and retain a large number of customers to our service.

We may experience difficulty attracting customers because many customers may be reluctant to switch to a new company for the supply of a commodity as critical to their well-being as electric power. A major focus of our marketing efforts will be to convince customers that we are a reliable provider with sufficient resources to meet our commitments. If our marketing strategy is not successful, our business, results of operations, and financial condition will be materially adversely affected.

We depend upon internally developed systems and processes to provide several critical functions for our business, and the loss of these functions could materially adversely impact our business.

We have developed our own systems and processes to operate our back-office functions, including customer enrollment, metering, forecasting, settlement and billing. Problems that arise with the performance of our back-office functions could result in increased expenditures, delays in the launch of our commercial operations into new markets, or unfavorable customer experiences that could materially adversely affect our business strategy. Also, any interruption of these services could be disruptive to our business.

Substantial fluctuations in electricity prices or the cost of transmitting and distributing electricity could have a material adverse effect on us.

To provide electricity to our customers, we must, from time to time, purchase electricity in the short-term or “spot” wholesale energy markets, which can be highly volatile. In particular, the wholesale electric power market can experience large price fluctuations during peak load periods. Furthermore, to the extent that we enter into contracts with customers that require us to provide electricity at a fixed price over an extended period of time, and to the extent that we have not purchased electricity to cover those commitments, we may incur losses caused by rising wholesale electricity prices. Periods of rising electricity prices may reduce our ability to compete with incumbent utilities because their regulated rates may not immediately increase to reflect these increased costs. Energy Service Providers like us take on the risk of purchasing power for an uncertain load and if the load does not materialize it leaves us in a “long” position that would be resold into the wholesale electricity market. Sales of this surplus electricity may be at prices below our cost. Or, if unanticipated load appears that may result in an insufficient supply of electricity, we would need to purchase the additional supply. These purchases could be at prices that are higher than our sales price to our customers. Either situation could create losses for us as we are exposed to the price volatility of the wholesale spot markets. Any of these contingencies could substantially increase our costs of operation. Such factors could have a materially adverse effect on our financial condition.

We are dependent on local utilities for distribution of electricity to our customers over their distribution networks. If these local utilities are unable to properly operate their distribution networks, or if the operation of their distribution networks is interrupted for periods of time, we will be unable to deliver electricity to our customers during those interruptions. This would result in lost revenue to us, which would adversely impact the results of our operations.

Historical procurement charges and customer rate changes in the Southern California Edison utility district could adversely affect our revenue and cash flows.

Under a Settlement agreement with the California Public Utility Commission (CPUC), Southern California Edison (SCE) was authorized to recoup $3.6 billion in debt incurred during the energy crisis of 2000-2001 from all customers. This debt was to be collected under the Procurement Related Obligations Account (PROACT) from bundled (non-direct access) customers and under the Historical Procurement Charge (HPC) from Direct Access (DA) customers.

In July 2002, the CPUC issued an interim order implementing the HPC sought by SCE. This interim order authorized SCE to collect $391 million in HPC charges from all DA customers by reducing their Procured Energy Credit (PE Credit) by $0.027 per kWh beginning July 27, 2002. The lowered PE Credit continued until an exit fee for DA customers was approved by the CPUC. Effective January 1, 2003, it was reduced to $0.01 per kWh. For the fiscal year ended July 31, 2003, we estimate that HPC charges have impacted our sales and pretax earnings by a range of $4.8 million to $6.0 million. We are unable to precisely determine the actual HPC charges applied to our customers by SCE because there are different charges, by customer type, and this charge is only on the electricity usage above the monthly baseline usage allocation.

On September 5, 2003, the CPUC issued Decision 03-09-016 granting SCE’s request to recover additional shortfall and authorizing the HPC balance to be revised to $473 million; however, the $0.01 per kWh monthly charge remained in place. As of August 1, 2003, SCE revised its billing methodology to a “bottoms-up” design effectively doing away with the PE Credit and the net effect of the HPC on our rates. While the HPC no longer impacts our rate calculations going forward, a recent SCE rate reduction includes the impact of the HPC. This rate reduction will impact sales and pretax profit in the SCE district. The rate reduction will be in place in 2004 and will approximate the effect of the HPC dollar impact of 2003.

Recently, SCE acknowledged that the PROACT debt was paid in full by bundled customers at the end of July 2003. As a result, on August 1, 2003, all SCE rates were lowered. As a direct result, to retain our customers in the SCE utility district, we lowered our customer rates proportionately. Our estimate of the annual financial impact of this rate reduction is a decline in sales and pretax profit during fiscal 2004, in the range of $3.0 to $3.5 million. This reduction is separate from, but in addition to, the HPC reduction seen in 2003.

These changes on our customers in the SCE district will continue to cause a significant impact on our revenue and cash flow; however, we do not expect that it will preclude us from participating in the California market.

Some suppliers of electricity have been experiencing deteriorating credit quality.

We continue to actively manage our counterparty credit portfolio to attempt to reduce the impact of a potential counterparty default. As of July 31, 2003, the majority of our counterparties are rated investment-grade or above by the major rating agencies. These ratings are subject to change at any time and with no advance warning. This situation could have an adverse impact on the source of our electricity purchases.

If the wholesale price of electricity decreases, we may be required to post letters of credit to secure our obligations under our long-term energy contracts.

Since the price of the electricity we purchase under long-term contracts is fixed over the term of the contracts, if the market price of wholesale electricity decreases below the contract price, the power generator may require us to post security in the form of a letter of credit to hedge against our potential default on the contract. If we are required to post such security, a portion of our cash would become restricted, which could adversely affect our liquidity.

We are required to rely on utilities with whom we will be competing to perform some functions for our customers.

Under the regulatory structures adopted in most jurisdictions, we will be required to enter into agreements with local incumbent utilities for use of the local distribution systems, and for the creation and operation of functional interfaces necessary for us to serve our customers. Any delay in these negotiations or our inability to enter into reasonable agreements with those utilities could delay or negatively impact our ability to serve customers in those jurisdictions. This could have a materially negative impact on our business, results of operations and financial condition.

We are dependent on local utilities for maintenance of the infrastructure through which electricity is delivered to our customers. We are limited in our ability to control the level of service the utilities provide to our customers. Any infrastructure failure that interrupts or impairs delivery of electricity to our customers could have a negative effect on the satisfaction of our customers with our service, which could have a materially adverse effect on our business.

Regulations in many markets require that the services of reading our customers’ energy meters and the billing and collection process be retained by the local utility. In those states, we will be required to rely on the local utility to provide us with our customers’ energy usage data and to pay us for our customers’ usage based on what the local utility collects from our customers. We may be limited in our ability to confirm the accuracy of the information provided by the local utility and we may not be able to control when we receive payment from the local utility. The local utility’s systems and procedures may limit or slow down our ability to create a supplier relationship with our customers that would delay the timing of when we can begin to provide electricity to our new customers. If we do not receive payments from the local utility on a timely basis, our working capital may be impaired.

In some markets, we are required to bear credit risk and billing responsibility for our customers.

In some markets, we are responsible for the billing and collection functions for our customers. In these markets, we may be limited in our ability to terminate service to customers who are delinquent in payment. Even if we terminate service to customers who fail to pay their utility bill in a timely manner, we may remain liable to our suppliers of electricity for the cost of the electricity and to the local utilities for services related to the transmission and distribution of electricity to those customers. The failure of our customers to pay their bills in a timely manner or our failure to maintain adequate billing and collection programs could materially adversely affect our business.

We face strong competition from incumbent utilities and other competitors.

In some markets, our principal competitor may be the local incumbent utility company or unregulated utility affiliates. The incumbent utilities have the advantage of long-standing relationships with their customers and they may have longer operating histories, greater financial and other resources and greater name recognition in their markets than we do. In addition, incumbent utilities have been subject to regulatory oversight and thus have a significant amount of experience regarding the regulators’ policy preferences as well as a critical economic interest in the outcome of proceedings concerning their revenues and terms and conditions of service. Incumbent utilities may seek to decrease their tariffed retail rates to limit or to preclude the opportunities for competitive energy suppliers and otherwise seek to establish rates, terms and conditions to the disadvantage of competitive energy suppliers.

Some of our competitors, including incumbent utilities, have formed alliances and joint ventures in order to compete in the restructured retail electricity industry. Many customers of these incumbent utilities may decide to stay with their long-time energy provider if they have been satisfied with their service in the past. Therefore, it may be difficult for us to compete against incumbent utilities and their affiliates for customers who are satisfied with their historical utility provider.

In addition to competition from the incumbent utilities and their affiliates, we may face competition from a number of other energy service providers, and other energy industry participants who may develop businesses that will compete with us in both local and national markets. We also may face competition from other nationally branded providers of consumer products and services. Some of these competitors or potential competitors may be larger and better capitalized than us.

Our revenues and results of operations are subject to market risks that are beyond our control.

We sell electricity that we purchase from third-party power generation companies to our retail customers on a contractual basis. We are not guaranteed any rate of return through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for electricity in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. These factors could have an adverse impact on our revenues and results of operations.

Volatility in market prices for electricity results from multiple factors, including:

•	Weather conditions;

•	Seasonality;

•	Unexpected changes in customer usage;

•	Transmission or transportation constraints or inefficiencies;

•	Demand for electricity;

•	Natural gas, crude oil and refined products, and coal supply availability to generators from whom we purchase electricity;

•	Natural disasters, wars, embargoes and other catastrophic events; and

•	Federal, state and foreign energy and environmental regulation and legislation.

Our results of operation and financial condition could be affected by pending and future litigation.

We are currently a defendant in several pending lawsuits. We believe our substantive and procedural defenses in each of these cases are meritorious, but we cannot predict the outcome of any such litigation. In addition, we may become subject to additional lawsuits in the future. If we are held liable for significant damages in any lawsuit, our operations and financial condition may be harmed. In addition, we could incur substantial expenses in connection with any such litigation, including substantial fees for attorneys and other professional advisors. These expenses could adversely affect our operations and cash position if they are material in amount. See Item 3., Legal Proceedings of our 2003 Annual Report on Form 10-K, for a description of our current material legal proceedings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not have or use any derivative instruments to hedge the financial risks of our investments, nor do we have any plans to enter into such instruments. We generally invest cash equivalents in high-quality, short-term credit instruments consisting primarily of high credit quality money market funds, bankers acceptance notes and government agency securities with maturities of 90 days or less. We do not expect any material loss from our investments and, therefore, believe that our potential interest rate exposure is not material. We do not currently invoice customers in any currency other than the United States dollar and we do not currently incur significant expenses denominated in foreign currencies. Accordingly, we believe that we are not currently subject to significant risk as a result of currency fluctuations.

Since we do not generate any of the electricity that we sell, our business has exposure to market volatility in prices of electricity. To mitigate risks associated with this price volatility, we have entered into a number of fixed-priced contracts for the purchase of electricity through the wholesale electricity market. Nevertheless, to the extent demand from our customers exceeds the supply we have obtained through fixed-price contracts, we are subject to wholesale price volatility risk.

An electricity price change of per $0.01 kWh, has an estimated annual impact on our net revenue of:

California	$11.8 million

Pennsylvania	$16.3 million

Michigan	$9.3 million

As of July 31, 2003, we have not used derivative instruments to hedge any of our exposure to changes in forward electricity prices. Beginning in fiscal 2004, we may open a brokerage account with a futures commission merchant that would allow us to utilize exchange traded futures contracts on electricity as part of our overall strategy with respect to hedging our forward price risk exposure.

Because all of our energy sales and purchases, and substantially all of our other purchases, are transacted or denominated in United States dollars, we currently are not materially susceptible to currency market risks.

Since we had no short or long-term debt outstanding at July 31, 2003, our only exposure to interest rate risks is limited to our investment of excess cash balances in interest-bearing instruments. However, as our practice has been, and currently continues to be, to only invest in high-quality debt instruments with maturities of 90 days or less, we currently are not materially susceptible to interest rate risks.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Commonwealth Energy Corporation

We have audited the accompanying consolidated balance sheets of Commonwealth Energy Corporation as of July 31, 2002 and 2003, and the related consolidated statements of income, shareholder’s equity and cash flow for each of the three years in the period ended July 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commonwealth Energy Corporation at July 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Orange County, California
October 24, 2003

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per-share amounts)

Fiscal Year Ended July 31	2001	2002	2003

Net revenue	$183,264	$117,768	$165,526
Direct energy costs	77,281	87,340	128,179

Gross profit	105,983	30,428	37,347
Selling and marketing expenses	3,597	3,510	4,240
General and administrative expenses	21,598	18,408	20,707

Income from operations	80,788	8,510	12,400
Loss on litigation award	—	—	(2,200)
Loss on equity investments	—	(160)	(567)
Minority interest	—	—	187
Interest income, net	1,593	939	715

Income before provision for income taxes	82,381	9,289	10,535
Provision for income taxes	21,852	4,125	5,113

Net income	$60,529	$5,164	$5,422

Earnings per common share:
Basic	$2.06	$0.19	$0.19

Diluted	$1.77	$0.16	$0.18

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (in thousands)

July 31	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$43,042	$40,921
Accounts receivable, net	21,340	37,861
Prepaid income taxes	1,921	—
Deferred income tax asset	1,850	2,772
Prepaid expenses and other current assets	3,965	6,920

Total current assets	72,118	88,474
Restricted cash and cash equivalents	14,186	20,773
Investments	7,453	5,362
Deposits	371	4,207
Property and equipment, net	3,912	2,984
Goodwill	—	3,007
Intangible assets	1,070	1,063
Deferred income tax assets	2,119	—

Total assets	$101,229	$125,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,969	$24,936
Accrued liabilities	4,308	7,127

Total current liabilities	13,277	32,063
Deferred income tax liabilities	—	187

Total liabilities	13,277	32,250
Minority interest	—	603
Shareholders’ equity:
Series A convertible preferred stock – 10,000 shares authorized with no par value; 775 and 609 shares issued and outstanding in 2002 and 2003, respectively	820	700
Other convertible preferred stock – 352 shares reflected as outstanding in 2003	—	155
Common stock – 50,000 shares authorized with no par value; 27,334 and 27,645 shares issued and outstanding in 2002 and 2003, respectively	57,148	56,853
Retained earnings	29,984	35,309

Total shareholders’ equity	87,952	93,017

Total liabilities and shareholders’ equity	$101,229	$125,870

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY(in thousands)

			Series A		Other		Retained
			Convertible		Convertible		Earnings
	Common Stock		Preferred Stock		Preferred Stock		(Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Deficit)	Total

Balance at July 31, 2000	29,333	$58,740	939	$1,054	—	—	$(35,558)	$24,236
Exercise of stock options	103	6	—	—	—	—	—	6
Compensation charge related to settlement of employee stock option disputes	—	140	—	—	—	—	—	140
Compensation charge related to performance-based stock options	—	1,080	—	—	—	—	—	1,080
Income tax benefits arising from exercise of stock options	—	339	—	—	—	—	—	339
Cumulative unpaid dividends on convertible preferred stock	—	—	—	81	—	—	(81)	—
Payment of dividends on preferred stock	—	—	—	(217)	—	—	—	(217)
Repurchase of preferred stock	(76)	—	(76)	(76)	—	—	—	(76)
Net income and comprehensive income	—	—	—	—	—	—	60,529	60,529

Balance at July 31, 2001	29,360	60,305	863	842	—	—	24,890	86,037
Exercise of stock options	65	27	—	—	—	—	—	27
Compensation charge related to settlement of employee stock option disputes	—	2	—	—	—	—	—	2
Compensation charge related to performance-based stock options	—	(743)	—	—	—	—	—	(743)
Repurchase of founder’s shares	(1,175)	(2,400)	—	—	—	—	—	(2,400)
Cancellation and return of founder’s accommodation shares	(828)	—	—	—	—	—	—	—
Income tax benefits arising from exercise of stock options	—	(43)	—	—	—	—	—	(43)
Cumulative unpaid dividends on convertible preferred stock	—	—	—	70	—	—	(70)	—
Payment of dividends on preferred stock	—	—	—	(30)	—	—	—	(30)
Repurchase of preferred stock	(88)	—	(88)	(62)	—	—	—	(62)
Net income and comprehensive income	—	—	—	—	—	—	5,164	5,164

Balance at July 31, 2002	27,334	57,148	775	820	—	—	29,984	87,952
Exercise of stock options	483	15	—	—	—	—	—	15
Cancellation of common shares	(6)	(14)	—	—	—	—	—	(14)
Income tax benefits arising from exercise of stock options	—	363	—	—	—	—	—	363
Reversal of income tax benefit due to expiration of stock options	—	(659)	—	—	—	—	—	(659)
Cumulative unpaid dividends on convertible preferred stock	—	—	—	55	—	42	(97)	—
Payment of dividends on Series A convertible preferred stock	—	—	—	(92)	—	—	—	(92)
Reflection of Other convertible preferred stock(a)	—	—	—	—	352	113	—	113
Cancellation of Series A convertible preferred stock	(166)	—	(166)	(83)	—	—	—	(83)
Net income and comprehensive income	—	—	—	—	—	—	5,422	5,422

Balance at July 31, 2003	27,645	$56,853	609	$700	352	$155	$35,309	$93,017

(a) Adjustment based on court action (see Notes 12 and 14).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

Fiscal Year Ended July 31,	2001	2002	2003
Cash flows from operating activities
Net income	$60,529	$5,164	$5,422
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	861	1,309	1,461
Amortization	53	53	238
Provision for doubtful accounts	4,666	2,313	1,709
Stock-based compensation charge (reversal)	1,080	(743)	—
Tax benefit (provision) from exercise of stock options	339	(43)	363
Reversal of income tax benefit due to expiration of stock options	—	—	(659)
Deferred income tax (benefit) provision	(9,279)	5,310	1,384
Minority interest in loss of consolidated entity	—	—	603
Changes in operating assets and liabilities:
Accounts receivable, net	3,095	(7,121)	(18,231)
Prepaid expenses and other assets	(4,674)	185	(4,368)
Accounts payable	1,256	419	14,872
Accrued liabilities and other	3,902	(3,378)	2,820

Net cash provided by operating activities	61,828	3,468	5,614
Cash flows from investing activities
Purchase of property and equipment	(1,150)	(1,615)	(438)
Purchase of intangible assets	—	(178)	(126)
Acquisition of majority ownership in PEC, net of cash	—	—	(580)
Summit Energy investments	—	(7,452)	(335)

Net cash used in investing activities	(1,150)	(9,245)	(1,479)
Cash flows from financing activities
Repayments of line of credit	(1,393)	(3,888)	—
Repurchase of common stock	—	(2,400)	(14)
Repurchase or cancellation of Series A convertible preferred stock	(76)	(63)	(83)
Dividends paid on Series A convertible preferred stock	(217)	(30)	(92)
Reflection of Other convertible preferred stock	—	—	113
Net cash used in settlement of employee stock option dispute	—	2	—
Proceeds from exercises of stock options	6	27	15
Decrease (increase) in restricted cash	(22,097)	14,057	(6,195)

Net cash (used in) provided by financing activities	(23,777)	7,705	(6,256)

Increase (decrease) in cash and cash equivalents	36,901	1,928	(2,121)
Cash and cash equivalents at beginning of year	4,213	41,114	43,042

Cash and cash equivalents at end of year	$41,114	$43,042	$40,921

Cash paid for:
Interest	$726	$370	$18
Income taxes	$32,901	$—	$3,405

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per-share and per-kWh amounts)

1. Nature of Business

Commonwealth Energy Corporation (“Commonwealth” or the “Company”) is an energy services company. The Company provides retail electric power to its residential, commercial, industrial and governmental customers in the deregulated California, Michigan and Pennsylvania electricity markets. The Company is licensed by the Federal Energy Regulatory Commission (FERC) as a power marketer and is licensed to supply retail electric power by applicable state agencies in California, Pennsylvania, Michigan, New Jersey, New York, Texas and Ohio.

The Company does not have its own electricity generation facilities. The power the Company sells to its customers is purchased from third-party power generators. The electric power the Company sells to its retail customers is delivered to its customers by incumbent electric utilities. The incumbent electric utilities measure electric power usage by the Company’s customers and bill most of its customers on its behalf. The Company plans to enter new deregulated electric power markets and to offer a variety of energy-related products and services in the future. The Company also sells surplus electric power not needed to meet its retail customers’ requirements in wholesale electricity markets. The Company only sells this excess power to assist in balancing its energy supply with the demand of its retail customers. The Company does not trade in the wholesale electricity markets for speculative purposes.

Commonwealth has three wholly-owned subsidiaries: electricAmerica, Inc., UtiliHost, Inc. and electric.com, Inc. Each of these subsidiaries is incorporated in the State of Delaware, but as of yet, none of them is operational. The Company also holds a majority interest in Summit Energy Ventures, LLC (Summit), a joint venture that invests in companies that manufacture or market energy efficiency products. The consolidated financial statements of the Company include the accounts of Summit and the Company’s wholly-owned subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The Company’s consolidated financial statements include its wholly-owned its subsidiaries and the accounts of its controlled investment in Summit Energy Ventures, LLC (Summit) and its majority ownership in Power Efficiency Corporation (PEC). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and the disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company’s historical experience as well as management’s future expectations. As a result, actual results could differ from management’s estimates and assumptions. The Company’s management believes that its most significant estimates herein relate to revenue and cost recognition, unbilled receivables, the allowance for doubtful accounts and loss contingencies, particularly those associated with litigation.

Reclassifications

The Company has reclassified certain prior fiscal-year amounts in the accompanying consolidated financial statements to be consistent with the current fiscal year’s presentation. During its fiscal 2003 fourth quarter, the Company deemed it more appropriate to reclassify its Pennsylvania gross receipts taxes to direct energy costs from general and administrative expenses. Prior year amounts reclassified from general and administrative expenses were $666 and $1,143 for fiscal 2001 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

Revenue and Cost Recognition

Energy sales are recognized as the electric power is delivered to customers and green power credits are recognized upon the fulfillment by the Company of all related obligations, provided collection is deemed probable.

Direct energy costs, which are recognized concurrent with related energy sales, include the cost of purchased electric power, fees incurred from various energy-related service providers and energy-related taxes. Independent System Operator (ISO) fees are not determinable until the ISO completes a settlement process for each day’s activities. Pending such settlements, the Company estimates and accrues for these ISO fees based on preliminary settlement information.

The Company’s net revenue is comprised of the following:

Fiscal Year Ended July 31	2001	2002	2003

Retail energy sales	$99,981	$96,960	$153,430
Excess energy sold	79,304	18,757	6,496

Net energy sales	179,285	115,717	159,926
Green power credits	3,979	2,051	5,600

Net revenue	$183,264	$117,768	$165,526

Major Customers

Two wholesale customers, the State of California’s Department of Water Resources and the California Power Exchange, individually accounted for 22.0% and 10.6% of the Company’s consolidated net revenue in fiscal 2001. No individual customer accounted for ten percent or more of the Company’s consolidated net revenue in fiscal 2002 or 2003.

Operating Expenses

Selling and marketing expenses principally consist of costs incurred for sales and marketing personnel and promotional and advertising activities. Advertising costs are expensed as incurred and were $253, $129 and $92 for fiscal 2001, 2002 and 2003, respectively.

General and administrative expenses principally consist of costs incurred for all other corporate personnel, rent, utilities, telecommunications, insurance, legal fees, and other miscellaneous corporate costs, including provisions made for uncollectible accounts receivable, and the depreciation and amortization of tangible and intangible assets (see below for details regarding stock-based compensation charges).

Net Income per Common Share

Net income per common share – Basic has been computed by dividing net income available to common shareholders, after any preferred stock dividends, by the weighted average number of common shares outstanding during the fiscal year. Net income per common share – Diluted has been computed by giving additional effect in the denominator to the dilution that would have occurred, under the treasury stock and if-converted methods, as applicable, had outstanding stock options, stock purchase warrants and convertible debt been exercised or converted into additional common shares.

Stock-Based Compensation

As allowed by Statement of Financial Accounting Standards (SFAS) No. 123 (SFAS No. 123), “Accounting for Stock-Based Compensation,” the Company has elected to retain the compensation measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and its related interpretations for stock options issued to employees and outside directors. Under APB No. 25, compensation cost is recognized at the measurement date for the amount, if any, that the fair value of the Company’s common stock exceeds the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known. The Company recognized stock-based compensation charges (credits) of $1,080, $(743) and $0 during fiscal 2001, 2002 and 2003, respectively.

On December 31, 2002, the Financial Accounting Standards Board (FASB) amended the transition and disclosure requirements of SFAS No. 123 through the issuance of SFAS No. 148 (SFAS No. 148), “Accounting for Stock-Based Compensation - Transition and Disclosure.” SFAS No. 148 amends the existing disclosures to make more frequent and prominent disclosure of stock-based compensation expense beginning with financial statements for fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

If the Company had accounted for its stock-based employee and outside directors compensation under the minimum fair value recognition and measurement principles of SFAS No. 123, the company’s report net income amounts would have been adjusted to the pro forma net income amounts presented below:

Fiscal Year Ended July 31	2001	2002	2003

Net income as reported	$60,529	$5,164	$5,422
Add: Stock-based employee compensation expense included in net income, net of related tax effects	648	(445)	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(301)	(382)	(382)

Pro forma net income	$60,876	$4,337	$5,040

Earnings per share:
Basic – as reported	$2.06	$0.19	$0.19

Basic – pro forma	$2.07	$0.16	$0.18

Diluted – as reported	$1.77	$0.16	$0.18

Diluted – pro forma	$1.79	$0.14	$0.17

The fair value of each option grant was estimated on the date of grant using the minimum value method with the following weighted average assumptions:

Fiscal Year Ended July 31	2001	2002	2003

Weighted-average risk-free interest rate	6.0%	6.0%	4.0%
Average expected life in years	5.0	4.1	4.7
Expected dividends	None	None	None

The Company does not include volatility as there is not an active market for the Company’s stock. The estimated fair values for stock options granted during fiscal 2001, 2002 and 2003 were $3.05, $1.86 and $1.86, respectively.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid debt instruments with a maturity date of three months or less at the date of purchase. The Company maintains its cash and cash equivalents with highly rated financial institutions, thereby minimizing any associated credit risks.

Accounts Receivable

The Company’s accounts receivable consist of billed and unbilled receivables from customers and green power credits receivable from the State of California. The Company’s customers are billed monthly at various dates throughout the month. Unbilled receivables represent the amount of electric power delivered to customers as of the end of the period, but not yet billed. Unbilled receivables from customers are estimated by the Company to be the number of kilowatt-hours (kWh) delivered times the current customer average sales price per kWh.

Credit Risk and Allowance for Doubtful Accounts

The Company’s exposure to credit risk concentration is substantially limited to those incumbent utility companies that collect and remit receivables, on a daily basis, from the Company’s individually insignificant and geographically dispersed customers within the states of California, Pennsylvania and Michigan. The Company regularly monitors the financial condition of each such incumbent utility company and currently believes that its susceptibility to any individually significant write-offs as a result of concentrations of customer accounts receivable with incumbent utility companies is remote.

The Company maintains an allowance for doubtful accounts, which represents management’s best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence (see Note 7).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

Deferred Income Taxes

Deferred income tax assets and liabilities are recognized for the expected future income tax benefits or consequences, based on enacted laws, of temporary timing differences between tax and financial statement reporting. If appropriate, deferred tax assets are reduced by a valuation allowance for the amount of any tax benefits that more likely than not, based on current circumstances, are not expected to be realized.

Restricted Cash and Cash Equivalents

Cash and cash equivalents which the Company currently can not access, as they are pledged as collateral or invested in and held by Summit, are reported as restricted.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs which do not extend the useful life of the related property or equipment are charged to operations as incurred. Depreciation of property and equipment has been computed using the straight-line method over estimated economic useful lives of five to ten years.

Certain software development costs incurred on significant projects for internal use, primarily consisting of third-party system development costs incurred during the application development stage, are capitalized. These capitalized costs, once placed in service, are amortized using the straight-line method over estimated economic useful lives of three to five years.

Goodwill

Goodwill resulting from Summit’s majority ownership in PEC is not amortized into results of operations but instead is reviewed for impairment, written down, and charged as expense to results of operations in fiscal periods in which the recorded value of goodwill is more than its implied fair value. Estimates of fair value are primarily determined using discounted cash flows and are based on the Company’s best estimate of future revenue and operating costs and general market conditions. This approach uses significant assumptions, including projected amounts and timing of future cash flows, the discount rate reflecting the risk inherent in future cash flows, and the terminal growth rate.

Intangible Assets

Direct costs incurred in acquiring intangible assets, primarily consisting of the Company’s 1-800-Electric telephone number, rights to eight internet domain names and a covenant not to compete, have been capitalized. Each intangible asset is being subsequently amortized over the shorter of its statutory, contractual or estimated economic useful life, which collectively range from 2 to 20 years. Aggregate amortization expense for these intangible assets was $53, $53 and $238 for fiscal 2001, 2002 and 2003, respectively.

Impairment of Long-Lived Assets

Management, on at least a quarterly basis, evaluates each of the Company’s long-lived assets for impairment by comparing the related estimated future cash flows, on an undiscounted basis, to its net book value. If impairment is indicated, the net book value is reduced to an amount equal to the estimated future cash flows, on an appropriately discounted basis.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying amounts of these financial instruments are reflected in the accompanying consolidated balance sheets at amounts considered by management to materially approximate their fair values due to their immediate or short-term nature.

Recently Adopted Accounting Standards

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), which revises the accounting for purchased goodwill and other intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results. Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143). SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (SFAS No. 144). SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121. Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS No. 145). SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 (APBO No. 30) will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice.

The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002, for transactions occurring after such date with no material impact on its consolidated financial statements. The Company adopted SFAS Nos. 142, 143 and 144, as well as the remaining provisions of SFAS No. 145, as required, on August 1, 2002, with no material impact on its accompanying consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146). SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date. The liability shall be recognized ratably over the future service period. SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company adopted SFAS No. 146, as required, on January 1, 2003, with no material impact on its accompanying consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The Company adopted FIN 45, as required, on January 1, 2003, with no material impact on its accompanying consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123” (SFAS No. 148). SFAS No. 148 amended SFAS No. 123 “Accounting for Stock-Based Compensation” (SFAS No. 123) to provide for alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 further amends the disclosure provisions of SFAS No. 123 and APBO No. 28 to require prominent annual and interim disclosures about the effects on reported net income or loss of an entity’s accounting policy decisions with respect to stock-based employee compensation. As the Company continues to account for stock-based employee compensation under the intrinsic value based method allowed by APBO No. 25, the Company’s adoption of the disclosure provisions of SFAS No. 148, as required, on August 1, 2002 had no impact on its accompanying consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. As the Company has not had, and continues not to have, any ownership in variable interest entities, the Company’s adoption of FIN 46, as required, on February 1, 2003, had no impact on its accompanying consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149, as required, on July 1, 2003 with no impact on its accompanying consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS No. 150, as required, on May 31, 2003 for financial instruments entered into or modified after such date, with no impact on its accompanying consolidated financial statements. The remaining provisions of SFAS No. 150 are effective beginning with the Company’s fiscal 2004 first quarter ending October 31, 2003 and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at July 1, 2003. The Company adopted these remaining provisions of SFAS No. 150, as required, on August 1, 2003, with no impact on its accompanying consolidated financial statements.

Segment Reporting

The Company’s chief operating decision makers consist of members of senior management that work together to allocate resources to, and assess the performance of, the Company’s business. These members of senior management currently manage the Company’s business, assess its performance, and allocate its resources as a single operating segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

3.     Market and Regulatory Risks

California Deregulated Electric Power Markets

Due in part to historically extreme highs in electrical prices, on September 20, 2001, the California Public Utilities Commission (CPUC) issued a ruling suspending Direct Access (DA) pursuant to legislation by the California state legislature. The suspension of DA means that this ruling permits the Company to keep its current customer base and continue to solicit business from other DA customers served by other providers, but prohibits the Company from signing up new non-direct access customers for an undetermined period of time. The Company is actively seeking relief from this ruling.

Under a settlement agreement with the CPUC, Southern California Edison (SCE) was authorized to recoup $3,600,000 in debt incurred during the energy crisis of 2000–2001 from all customers. This debt was to be collected under the Procurement Related Obligations Account (PROACT) from bundled (non-DA) customers and under the Historical Procurement Charge (HPC) from DA customers.

In July 2002, the CPUC issued an interim order implementing the HPC sought by SCE to collect $391,000 in HPC charges from all DA customers by reducing their Procured Energy Credit (PE Credit) by $0.027 per kWh beginning July 27, 2002. The lowered PE Credit continued until an exit fee for DA customers was approved by the CPUC. Effective January 1, 2003, it was reduced to $0.01 per kWh. For the fiscal year ended July 31, 2003, the Company estimates that HPC charges have impacted the Company ’s sales and pretax earning by a range of $4,800 to $6,000. The Company is unable to precisely determine the actual HPC charges applied to its customers by SCE because there are different charges by customer type, and this charge is only on the electricity usage above the monthly baseline usage allocation.

On September 5, 2003, the CPUC issued a decision granting SCE’s request to recover additional shortfall and authorizing the HPC balance to be revised to $473,000; however, the $0.01 per kWh monthly charge remained in place. As of August 1, 2003, SCE revised its billing methodology to a “bottoms-up” design effectively doing away with the PE Credit and the net effect of the HPC on the Company’s rate. While the HPC no longer impacts the Company’s rate calculations going forward, a recent SCE rate reduction include the impact of the HPC. This rate reduction will impact sales and pretax profit in the SCE district. The rate reduction will be in place in 2004 and will approximate the effect of the HPC dollar impact of 2003.

Recently, SCE acknowledged that the PROACT debt was paid in full by bundled customers at the end of July 2003. As a result, on August 1, 2003, all SCE rates were lowered. As a direct result, to retain the Company’s customer in the SCE utility district, the Company lowered its customer rates proportionately. The Company’s estimates of the annual financial impact of this rate reduction is a decline in sales and pretax profit during fiscal 2004, in the range of $3,000 to $3,500. This reduction is separate from, but in addition to, the HPC reduction seen in 2003.

These changes on the Company’s customers in the SCE district will continue to cause a significant impact on the Company’s revenue and cash flow; however, the Company does not expect that it will preclude the Company from participating in the California market.

Pennsylvania Operations

In accordance with its standard customer contract in Pennsylvania, the Company may only charge certain maximum rates for its sales of electric power which, at times, could be less than the Company’s costs of acquiring, distributing and scheduling such electric power. Energy capacity charges for servicing electric power in the Pennsylvania market varies significantly from month to month and can affect gross profit margins.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

California Green Power Credits

The State of California enacted a Public Purpose Program (“Program”) to provide incentives to suppliers of renewable power (produced with at least 50% renewable energy resources), to reduce the cost of such power to certain consumers by $0.01 per kWh ($0.015 per kWh prior to January 1, 2002). The Company received regular green power credit payments totaling $2,051 during fiscal 2002, which were included in the Company’s net revenue during that period. The benefit of these anticipated credits was reflected in the form of discounted electricity rates charged to the Company’s customers. This phase of the Program expired for service period ending December 31, 2001. The Company continued to sell electricity to these customers at discounted rates. The Program was then subsequently extended for service periods from January 1, 2002 through March 30, 2003. The credits of approximately $5,600 received by the Company for this period is reflected in the three-month period ended July 31, 2003, when it became apparent that the funds would be received. Recognition was previously deferred because of the uncertainty of receipt caused by both the State budget turmoil in California, and the indecisive progress this Program made to reach final enactment and settlement as follows: in September 2002, a State law was passed that required the Energy Commission to report to the Governor on whether the Program should be extended. The submitted report was approved on April 2, 2003, and only “recommended” extending the Program through service periods ending on March 31, 2003. The recommendations were eventually accepted, and payment was received in October 2003, and as a result the anticipated payment was shown as a receivable at July 31, 2003.

4.     Interest Income, net

Interest income, net, is comprised of the following:

Fiscal Year Ended July 31	2001	2002	2003

Interest income	$2,319	$1,309	$733
Interest expense	(726)	(370)	(18)

Interest income, net	$1,593	$939	$715

5.     Income Taxes

The provision for income taxes consist of the following:

Fiscal Year Ended July 31	2001	2002	2003

Current income taxes:
Federal	$24,953	$(1,768)	$2,900
State	6,178	583	829

Total	$31,131	$(1,185)	$3,729

Deferred income taxes:
Federal	$(7,728)	$4,610	$1,155
State	(1,551)	700	229

Total	(9,279)	5,310	1,384

Provision for income taxes	$21,852	$4,125	$5,113

A reconciliation of the federal statutory income tax rates to the Company’s effective income tax rates follows:

Fiscal Year Ended July 31	2001	2002	2003

Federal statutory income tax rate	35.0%	35.0%	35.0%
Reversal of federal valuation allowance	(13.1)	—	(1.7)
State income taxes, net of federal benefit	3.6	9.0	6.4
Expiration of stock options	—	—	8.3
Other	1.1	0.4	0.5

Effective income tax rate	26.6%	44.4%	48.5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

Deferred income taxes were as follows:

July 31	2002	2003

Deferred income tax assets:
Stock options	$2,429	$521
Reserves and accruals	1,695	2,371
Net operating loss carryforwards	998	843
Allowance for doubtful accounts	410	620
Investment in Summit	—	158

Total deferred income tax assets	5,532	4,513
Less valuation allowance	(998)	(843)

Total deferred income tax assets, net	4,534	3,670

Deferred tax liabilities:
Depreciation and amortization	(311)	(867)
State income taxes	(254)	(218)

Total deferred income tax liabilities	(565)	(1,085)

Net deferred income tax asset	$3,969	$2,585

During fiscal 2001, the valuation allowance increased by $362 as a result of an increase in the federal statutory income tax rate being applied to the Company’s temporary differences and decreased by $13,595 for the release of a portion of the valuation allowance due to the Company’s profitable operations for the year. During fiscal 2002, the valuation allowance decreased by $23 which reflected the uncertainty of the deferred tax asset related to the net operating loss carryforward, the use of which became limited as described below. During 2003, the valuation allowance decreased by $155 and reflected the utilization of net operating loss carryforwards for federal income tax purposes.

At July 31, 2003, the Company had net operating loss carryforwards of approximately $1,818 and $2,072 for federal and state income tax purposes, respectively, that begin to expire in years 2018 and 2008, respectively. The timing of the utilization of federal net operating loss carryforwards is subject to an annual limitation due to the “change of ownership” provision of the Tax Reform Act of 1986. As a result of this annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

On September 11, 2002, the Governor of California signed into law new tax legislation that suspended the use of net operating loss carryforwards into tax years beginning on or after January 1, 2002 and 2003. Should the Company have taxable income for the fiscal year ending July 31, 2004, it may not look to California net operating losses generated in prior fiscal years to offset taxable income. This suspension will not apply to tax years beginning on or after 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

6.     Earnings per Common Share

Earnings per common share have been computed as follows:

Fiscal Year Ended July 31	2001	2002	2003

Numerator:
Net income	$60,529	$5,164	$5,422
Less: Preferred stock dividends	(81)	(70)	(97)

Income applicable to common stock – Basic	60,448	5,094	5,325
Income impact from assumed conversion of preferred stock	81	70	97

Net income – Diluted	$60,529	$5,164	$5,422

Denominator:
Weighted-average outstanding common shares – Basic	29,385	27,482	27,424
Incremental common shares from assumed conversions:
Stock options	3,843	3,258	1,499
Series A convertible preferred stock	924	796	609
Other convertible preferred stock(a)	—	—	704

Adjusted weighted-average common shares – Diluted	34,152	31,536	30,236

(a)  Reflects 352 shares of Other convertible preferred stock recognized pursuant to court order. See Notes 12 and 14.

For fiscal 2001, 2002 and 2003, 243, 6,943, and 6,860 common shares attributable to outstanding stock options and warrants were excluded from the calculation of diluted earnings per share because the effect of their inclusion would be anti-dilutive.

7.     Accounts Receivable, net

Accounts receivable, net, is comprised of the following:

July 31	2002	2003

Billed	$15,365	$22,244
Unbilled	8,513	12,998
Green power credits	—	5,600

	23,878	40,842
Less allowance for doubtful accounts	(2,538)	(2,981)

Accounts receivable, net	$21,340	$37,861

The following schedules set forth the activity in the Company’s allowance for doubtful accounts for the reported periods:

Fiscal Year Ended July 31	2001	2002	2003

Balance, beginning of year	$1,459	$3,946	$2,538
Provisions charged to operations	4,666	2,313	1,709
Write-offs	(2,179)	(3,721)	(1,266)

Balance, end of year	$3,946	$2,538	$2,981

The Company’s fiscal 2001 provision for doubtful accounts includes $1,604 to fully reserve for withheld customer remittances due from Pacific Gas and Electric (PG&E) which filed for bankruptcy protection in April 2001. The Company views PG&E’s filing for bankruptcy protection as the result of an unforeseeable convergence of a number of unusual events that gave rise to the then California energy crisis. The Company has filed a Proof of Claim with the bankruptcy court but any recovery remains uncertain.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

8.     Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents consist of the following:

July 31	2002	2003

Short-term investments pledged as collateral for letters of credit in connection with agreements for the purchase of electric power	$7,775	$11,687
Short-term investments pledged as collateral for an appeals bond in connection with a litigation award	—	4,107
Cash and cash equivalents of Summit	6,411	4,979

	$14,186	$20,773

The Company had $15,471 in outstanding letters of credit at July 31, 2003.

9.     Investments

In July 2001, the Company formed Summit as a vehicle through which it could invest in entities that develop and market products that conserve or manage electricity. The Company’s initial $15,000 capital contribution in Summit, which constitutes its entire investment to date, entitled it to a 100% preferred membership interest and a 60% common membership interest. The Company has the right to invest additional amounts under certain conditions. Additionally, should Summit propose to issue additional ownership interests or to sell any investment held by it, the Company has first rights of refusal at equivalent terms.

All investments made by Summit must be approved by its investment committee, which is comprised of three individuals appointed by the Company. Summit’s investment committee has appointed Northwest Power Management (NPM) as its investment manager, for which it receives a $700 annual fee.

Any investment returns realized by Summit are allocated initially to the repayment of all capital contributions by the Company, and a 10% annual preferred return thereon, with any remaining profits allocated 60% to the Company and 40% to NPM. Any cumulative net losses incurred by Summit are allocated 100% to the Company as the sole contributor of capital. Summit’s Limited Liability Company (LLC) agreement sets forth that it will cease to exist as a legal entity in June 2006, although its life may be extended for up to two additional one year periods if so chosen by NPM. Upon its legal dissolution, Summit will make distributions in accordance with the terms of the LLC agreement as stated above.

At July 31, 2003, Summit had investments in three energy–related companies as follows:

		Current	Current
	Date of Initial	Investment	Ownership
Investee	Investment	Basis	Percentage

Envenergy, Inc	October 2001	$2,030	8.68%
Turbocor, BV	January 2002	3,332	8.78%
Power Efficiency Corporation	June 2002	—	52.8%

Total investments		$5,362

On May 8, 2003, Summit provided a $1,000 revolving line of credit to PEC. Any advances are secured by all of PEC’s tangible and intangible assets and accrue interest at a rate of 15% per annum. The line of credit expires on December 31, 2003 with any outstanding advances and accrued interest becoming due and payable. Prior to extending this revolving line of credit, Summit’s convertible preferred stock holding in PEC entitled it to cast shareholder votes not to exceed 28% of PEC’s with the revolving line of credit, Summit became entitled to cast shareholder votes equivalent to that number of common shares in PEC into which its convertible preferred shares was convertible. Subsequently, as a result of periodic issuances of additional common shares by PEC and an anti-dilution guarantee held by Summit, the number of common shares that Summit was entitled to convert its convertible preferred stock holding into and vote increased to as much as 56%. Subsequent PEC stock sales have reduced Summit’s investment to 52.8% at July 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except per-share and per-kWh amounts)

Summit has consistently accounted for its investment in Envenergy, Inc. under the cost method of accounting. The Company accounted for its investment in Turbocor, LLC under the equity method of accounting whereby it recognized its proportionate share of income and losses until January 31, 2003, when its ownership percentage was reduced. Summit then accounted for its investment in Turbocor, BV (Turbocor, LLC was collapsed, and Summit’s equivalent investment in Turbocor, Inc., the operating entity, is now held directly through Turbocor BV) under the cost method of accounting. Prior to May 8, 2003, Summit accounted for its investment in PEC using the equity method of accounting, but based on Summit’s recently increased ownership percentage, after May 8, 2003, Summit is consolidating its investment in PEC.

Condensed balance sheet information for Summit at July 31, 2002 and 2003 is as follows:

July 31	2002	2003

Assets:
Cash and cash equivalents	$6,411	$4,979
Prepaid expenses	350	403
Inventory	—	407
Investments	7,453	5,362
Property and equipment, net	—	95
Goodwill	—	3,007
Other assets	—	186

Total assets	$14,214	$14,439

Liabilities:
Accounts payable and accrued liabilities	$—	$665
Notes payable – short-term	—	431

Total liabilities	—	1,096
Minority interest	—	603
Owners’equity	14,214	12,740

Total liabilities and owners’ equity	$14,214	$14,439

Summit, since its inception in fiscal 2001, has been consolidated into the Company’s financial statements as the Company exercises, or has the ability to exercise, directly or indirectly, legal, financial and operational control. The effects of Summit’s results of operations on the Company’s consolidated results of operations were net losses of $803 and $1,472 for fiscal 2002 and 2003, respectively.

10.     Property and Equipment, Net

Property and equipment, net, is comprised of the following:

July 31	2002	2003

Information technology equipment and systems	$5,606	$5,924
Office furniture and equipment	1,325	1,667
Leasehold improvements	125	144

	7,056	7,735
Less: accumulated depreciation and amortization	(3,144)	(4,751)

Property and equipment, net	$3,912	$2,984

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except per-share and per-kWh amounts)

11.     Other Current Liabilities

Other current liabilities are comprised of the following:

July 31	2002	2003

Litigation damages payable	$—	$2,738
Energy taxes payable	438	1,330
Accrued energy payable	795	618
Accrued payroll and benefits	589	786
Accrued bonuses	410	495
Accrued legal expenses	1,572	318
Notes payable	—	431
Other	504	411

Total accrued liabilities	$4,308	$7,127

12. Shareholders’ Equity

Series A Convertible Preferred Stock

Each share of the Company’s outstanding Series A convertible preferred stock (i) has the same voting rights as one share of the Company’s common stock into which it is convertible at the shareholder’s discretion, (ii) accrues cumulative dividends at an annual rate of 10% which are payable at the Company’s discretion, and (iii) has a preferential liquidation right in the amount of $1 per share plus any declared but unpaid dividends. On December 20, 2002, the Company paid a cash dividend of $0.15 per share to holders of record as of December 16, 2002. Cumulative unpaid dividends were $91 as of July 31, 2003.

During fiscal 2001, the Company offered all Series A preferred shareholders the option to rescind their purchase at the initial offering price of $1 per share. Pursuant to this offer, the Company subsequently repurchased 164 preferred shares in fiscal 2001 and 2002.

Other Convertible Preferred Stock

Pursuant to a September 2003 court ruling (see Note 14), the Company has reflected shares of Other convertible preferred stock in the accompanying financial statements. If the court’s ruling were to stand, each share of this Other convertible preferred stock would (i) have the same voting rights as two shares of the Company’s common stock into which it is convertible at the shareholder’s discretion, (ii) accrue cumulative dividends at an annual rate of 12% to 14%, and (iii) have a preferential liquidation right to the Company’s common stock. No dividends have been declared on these shares as of July 31, 2003. Cumulative unpaid dividends were $42 at July 31, 2003.

Common Stock

All sales of the Company’s common stock to date have been through private placements.

At July 31, 2003, the Company has reserved the following shares of its common stock:

Reserved for potential conversion of outstanding Series A convertible preferred stock	609
Reserved for potential conversion of deemed outstanding Other convertible preferred stock	704
Reserved for potential exercise of outstanding stock options	7,489

8,802

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

Adjustment of Number of Outstanding Shares of Series A Preferred and Common Stock

In December 2002, the Company determined that 166 shares of Series A convertible preferred stock and 166 shares of common stock that had previously been treated as outstanding had not been validly issued. As a result, these shares were removed from the records of the Company and the Company has determined that such shares shall no longer be treated as issued and outstanding for any purpose. Accordingly, the Company has corrected its current years’ financial statements to reflect the cancellation of these shares. The correction did not impact the Company’s reported earnings per common share amounts.

Shareholder Rights Plan

In January 2002, the Company adopted a Stockholder Rights Plan that is triggered whenever an Acquiring Person accumulates 15% or more of the Company’s stock or if an Adverse Person acquires 10% or more of the Company’s stock and intends to implement measures which the Board of Directors believes to be adverse to the Company’s interests. An Acquiring Person is a person or group, together with the person’s or group’s affiliates, that has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company’s common stock. An Adverse Person is a person, alone or with affiliates, that has become the beneficial owner of more than 10% of the outstanding shares of common stock and (i) such beneficial ownership is intended to cause the Company to repurchase the common stock owned by such person or pressure the Company to take action or enter into transactions intended to provide such person with short-term financial gain under circumstances where the Company’s Board of Directors determine that the Company’s best long-term interests would not be served by taking such action or entering into such transactions or (ii) such beneficial ownership is causing or reasonably likely to cause a materially adverse impact on the Company’s business or prospects, provided, however, that the Company’s Board of Directors does not have the right to declare a person to be an Adverse Person if such person has reported or is required to report its ownership of the Company’s common stock on Schedule 13G under Securities Exchange Act of 1934, as amended, or on Schedule 13D if that schedule does not state any intention to, or reserve the right to, control or influence the Company or engage in certain other actions, so long as such person neither reports nor is required to report such ownership. Once the rights vest, shareholders other than the Acquiring Person or Adverse person will be able to purchase at a predetermined price two shares of common stock for the price of one share of common stock.

13. Stock Options and Warrants

All unexercised stock options granted prior to December 1999 expired in December 2002. Stock options granted after December 1999 will expire in December 2004 through 2010. As of July 31, 2003, 7,489 stock options remained unexercised and outstanding.

The Company’s 1999 Equity Incentive Plan (“Plan”), which was approved by the Company’s shareholders, provides for the granting of up to an aggregate of 7,000 common shares. In addition, the Company’s Board of Directors has from time to time made individual grants of warrants or options outside the Plan. At July 31, 2003, the Company had 2,927 and 4,562 stock options unexercised and outstanding that were granted under and outside the Plan, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

Stock option activity is set forth below:

						Weighted-
					Weighted-	Average
	Number of	Exercise Price			Average	Fair Value of
Options Outstanding	Shares	Per Share			Exercise Price	Common Stock

Balance at July 31, 2000	9,250	$0.01	–	$3.75	$1.47	$–
Options granted:
Employee performance-based(1)	300		–	2.50	2.50	$2.75
Other employees(2)	2,500		–	2.75	2.75	$2.75
Outside directors(2)	150		–	2.75	2.75	$2.75
Options exercised	(67)	0.01	–	1.00	0.07
Options cancelled	(1,850)	0.01	–	3.75	1.72

Balance at July 31, 2001	10,283	0.01	–	3.75	1.79
Options granted:
Other employees(1)	5	1.00	–	3.75	2.22	$3.13
Employee performance-based(2)	300			2.50	2.50	$2.38
Options exercised	(52)	0.01	–	1.00	0.50
Options cancelled	(46)	0.05	–	3.75	1.04

Balance at July 31, 2002	10,490	0.01	–	3.75	1.82
Options granted:
Employee performance-based	300			2.50	2.50	$2.50
Other employees(2)	325	1.86	–	3.05	1.93	$1.86
Options exercised	(482)	0.01	–	1.00	0.03
Options cancelled	(403)	2.50	–	2.75	2.50
Options expired	(2,741)	0.01	–	1.00	0.22

Balance at July 31, 2003	7,489	$0.50	–	$3.75	$2.55

(1)	Options with exercise prices less than the fair value of the Company’s common stock at respective dates of grant.

(2)	Options with exercise prices equal to the fair value of the Company’s common stock at respective dates of grant.

The weighted average characteristics of stock options outstanding as of July 31, 2003 were as follows:

		Average
	Number	Remaining		Weighted-
	of Shares	Contractual Life	Shares	Average
Range of Exercise Prices	Outstanding	(Years)	Exercisable	Exercise Price

$0.01 – $0.50	100	0.4	100	$0.50
$1.00 – $1.86	429	7.1	279	1.48
$2.50 – $3.75	6,960	4.7	4,865	2.66

Total	7,489	4.8	5,244	$2.55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

Stock Options Granted to the Company’s Chairman and Chief Executive Officer and

Related Stock-Based Compensation

As part of an employment agreement with a term expiring January 31, 2005, the Company has granted 4,200 stock options to the Company’s Chairman and Chief Executive Officer which have an exercise price of $2.50 per share and expire on January 1, 2010. As of January 1, 2000, 300 of the options were vested and 100 options vest annually on January 1 of each year from 2001 through 2004, for a total of 700. The remaining 3,500 options are performance-based and vest upon the occurrence of certain events as detailed below.

Performance criteria which were met as of July 31, 2003, the number of related stock options vested and those not earned, and stock-based compensation recognized during the years ended July 31, 2002 and 2001 are as follows (no stock-based compensation was recognized in the year ended July 31, 2003, as the exercise price of the stock options was above the current fair market value of the Company’s common stock):

	Number of Options		Stock-based Compensation
	Earned and	Not Earned and	Recognized in	Recognized in
	Vested	Unvested	Fiscal 2001	Fiscal 2002

Completion of the audit of the Company’s July 31, 2000 consolidated financial statements	500	—	$125	$—
Settlement of the California Department of Corporations investigation	250	—	62	—
Settlement of the California Public Utilities Commission investigation	500	—	125	—
Completion of liquidity event, as defined in related agreement	—	750	413	(413)
Completion of a successful initial public offering	—	300	165	(165)
Meeting the Company’s business plans for 2000	100	200	25	—
Exceeding the Company’s business plans by 10% or more for 2001	300	—	165	(165)
Exceeding the Company’s business plans by 10% or more for 2002	300	—	—	—
Exceeding the Company’s business plans by 10% or more for 2003	—	300	—	—

	1,950	1,550	$1,080	$(743)

If during the term of the employment agreement, the Company makes a public offering of its shares or if the Company supports any other form of liquidity event, then all stock options related to this employment agreement, whether earned or not, shall be considered vested concurrent to such event.

The employment agreement also provides that in the event the Company terminates the agreement early or a change in control of the Company occurs, the Company’s Chairman and Chief Executive Officer has the right to require the Company to repurchase all of his capital stock and stock options, then earned or to be earned, at a repurchase price equal to two times the then value of the Company’s common stock.

Stock Purchase Warrants

In June 2000, the Company granted a lender in connection with a line of credit agreement, which subsequently expired in June 2002, stock purchase warrants enabling the lender to purchase 100 shares of the Company’s common stock at an exercise price of $5.50 per share. These warrants, which had a nominal value as of the grant date, expired unexercised in June 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

14.     Commitments and Contingencies

Commitments

Purchase Commitments

The Company has entered into a series of electricity supply contracts to purchase electricity energy covering approximately 81% of the current load servicing requirements.

The following is a summary of the Company’s commitments to purchase electric power by state as of July 31,2003:

Fiscal Year Ending July 31	2004	2005	2006	Total

California	$40,255	$12,963	$—	$53,218
Pennsylvania	49,767	32,365	18,729	100,861

Total	$90,022	$45,328	$18,729	$154,079

For the Michigan market, the Company has entered into several forward energy supply contracts with a major energy generator to purchase the full requirements service product to service the Company’s customer load. These full requirement service contracts include energy and all scheduling costs. These contracts require the generator to sell the Company power, however, the Company is not required to take delivery.

Since the price at which the Company can purchase electric power is fixed during the terms of the contracts, if the price at which the Company can resell this electric power falls below the contract purchase price plus distribution and scheduling costs, the Company would incur operating losses during such periods.

Operating Leases

The Company leases its corporate facilities as well as certain equipment under operating leases. Certain of these operating leases are noncancellable and contain rent escalation clauses relating to any increases to real property taxes and maintenance costs. The Company incurred aggregate rent expense under operating leases of $697, $704 and $742 in fiscal 2001, 2002 and 2003, respectively.

The future aggregate minimum lease payments under operating lease agreements in existence at July 31, 2003 are as follows:

Fiscal Year Ending July 31

2004	$693
2005	158
2006	11

Total	$862

Employment Agreements

The Company has five executive employment agreements in existence at July 31, 2003 that provide for future aggregate base salaries as follows:

Fiscal Year Ending July 31

2004	$1,491
2005	917

Total	$2,408

Under these agreements, the Company may also be required to pay bonuses in the event of a change in control and/or upon early termination of employment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

Contingencies

Litigation with Company’s Founder

The Company’s corporate records state 8,000 shares of the Company’s common stock were issued to its founder on August 15, 1997 in exchange for $140 in the form of cash payments totaling $90 and personal property having a fair value of $50; however, the Company was unable to verify that all of this consideration was actually paid to the Company. Accordingly, on February 23, 2001, the Company’s Board of Directors instructed the Company’s management to reflect on the corporate stock records that only a portion of the shares issued the founder be recognized as validly issued.

Previously, at the time the Company entered into the severance agreement with the founder, the founder and the Company entered into an Accommodation Agreement pursuant to which 1,200 of the founders’ common shares were placed into an escrow account for a period of three years from which the Company could use shares to settle claims of former employees of the Company. At the end of the three-year period, any shares remaining in the escrow account were to be released to the founder.

Subsequent to the actions described above, claims and counterclaims were filed by the Company and the founder. In August 2001, a settlement was reached with the founder and approved by the court having jurisdiction over the case. The material terms of the settlement provided that the Company pay the founder $4,790 in damages and an additional $2,400 to purchase 1,175 shares of the Company’s common stock claimed to be held by the founder. The settlement agreement also provided that the remaining 4,720 shares of the Company’s common stock claimed to be held by the founder were void. The Founder also agreed to release his claims to the shares of the Company’s common stock held by the Company pursuant to the Accommodation Agreement and to the Company’s obligation to him under a severance agreement. The founder also agreed that he would have no future ownership in the Company. The loss on the settlement of $4,790, which is net of the previously accrued severance payable to the founder of $928, was recorded as of July 31, 2001 and is included in general and administrative expenses for the year then ended.

Litigation

In August 2001, Joseph P. Saline, one of the Company’s directors, filed a suit seeking access to all of the Company’s documents and records. The Company filed a cross-petition alleging that Mr. Saline unlawfully disseminated confidential information belonging to the Company, breached his confidentiality agreement with the Company, breached his fiduciary duty to the Company, and illegally tape-recorded meetings and seeking, among other things, to limit Mr. Saline’s ability to distribute the corporate documents he was seeking. The trial court issued an order granting Mr. Saline access to certain documents, but prohibited Mr. Saline from disclosing or discussing the documents he requested with anyone other than his attorney and other members of the Company’s Board of Directors. The Company provided Mr. Saline with copies of certain corporate documents under the protection of the court order. Mr. Saline filed an appeal, seeking to reverse the restrictions on his right to disclose or discuss the documents with third parties and to reverse the trial court’s limits on his inspection rights. On July 30, 2002, the California Court of Appeals reversed the order of the Superior Court that limited Mr. Saline’s ability to disseminate the documents. The Court of Appeals further granted Mr. Saline with access to all of the Company’s documents and records. The Court of Appeals also ordered that Mr. Saline shall recover the costs of his appeal from the Company. In March 2003, the court denied the Company’s motion for summary judgment with respect to the Company’s counter claims. In September 2003, the Company amended its cross-petition to add claims alleging that Mr. Saline committed libel and committed unfair business practices. These claims are based upon certain alleged actions by Mr. Saline in connection with certain purchases of the Company’s securities and statements Mr. Saline made regarding the proxy contest with respect to the Company’s 2001 annual meeting of shareholders. This case is currently pending.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

In October 2001, Mr. Saline filed a civil claim against the Company alleging that the Company breached its contract to sell Mr. Saline preferred shares, is estopped to deny the rights and privileges of his preferred stock, unlawfully denied him his voting rights and committed unfair business practices. In his complaint, Mr. Saline alleged that he is the holder of 352 shares of preferred stock, with two-for-one conversion and voting rights that differ from the rights set forth in the Certificate of Determination for the Company’s Series A preferred stock filed with the California Secretary of State. Mr. Saline also has made claims for damages, including punitive damages. The Company filed an answer disputing Mr. Saline’s claims and filed a cross-complaint for declaratory relief. A trial was held in June 2003. On September 24, 2003, the court issued an order prohibiting the Company from refusing to recognize that Mr. Saline owns 352 shares of preferred stock, convertible into common stock and entitled to vote on a two-for-one basis. As a result, all such shares have been reflected in these financial statements as “Other convertible preferred stock.” The Company intends to appeal the court’s ruling. A second phase of the trial to consider Mr. Saline’s claims for damages is pending.

In February 2001, several former employees filed a lawsuit against the Company. The complaint was filed by David James and twelve other former employees who worked with David James in raising investment capital. The plaintiffs’ complaint had alleged claims for unfair business practices, breach of contract, and fraud and intentional deceit. The plaintiffs allege, in summary, that they were formerly employed by the Company and are owed commissions and stock options from the Company under their alleged employment agreements and based on alleged representations that were made to them by former Officers of Company in the course of their employment. The Company filed a cross-complaint asserting claims for breach of contract; unfair business practices; misappropriation of trade secrets; intentional interference with prospective economic advantage; negligent interference with prospective economic advantage; conversion; slander; prohibitory injunctive relief; mandatory injunctive relief; and declaratory relief which the Company dismissed without prejudice. In addition, the Company filed a first amended cross-complaint that asserted additional cross-claims against plaintiff David James for rescission and restitution, fraud, money had and received, unjust enrichment and declaratory relief. The plaintiffs sought, among other relief, damages in the amount of up to $10,000, plus costs and attorney fees. A jury trial was held in this matter beginning in October 2002. On December 10, 2002, the jury returned a verdict finding for the plaintiffs in the amount of $2,700 (accrued as of July 31, 2003) of compensatory damages. During trial, the Company voluntarily dismissed the Company’s cross-complaint without prejudice. In January 2003, the Company filed post-trial motions in the lawsuit filed against the Company by several former employees for a new trial and for a judgment notwithstanding the verdict, seeking to have the $2,700 verdict for the plaintiffs set aside. In March 2003, the court denied the Company’s post-trial motions for a new trial and for a judgment notwithstanding the verdict in the lawsuit filed against the Company by several former employees. The Company filed a notice of appeal in March 2003, seeking reversal of the judgment in favor of the plaintiffs. On June 26, 2003, the court ruled that the Company was the prevailing party on the contract claims brought by the plaintiffs and that the Company was entitled to recover attorney’s fees and costs from the plaintiffs totaling approximately $1,100. The Company’s appeal is currently pending. The plaintiffs have also appealed the Court’s ruling awarding the Company attorney’s fees. In order to stay the enforcement of the judgment pending appeal, the Company posted an appellate bond of approximately $4,100. This bond was outstanding at July 31, 2003. In September 2003, a court ruling permitted the reduction of the bond to $2,600.

The Company currently is, and from time to time may become, involved in other litigation concerning claims arising out of the Company’s operations in the normal course of business. While the Company cannot predict the ultimate outcome of its pending matters or how they will affect the Company’s results of operations or financial position, the Company’s management currently does not expect any of the legal proceedings to which the Company is currently a party, including the legal proceedings described above, individually or in the aggregate, to have a materially adverse effect on our results of operations or financial position beyond the accruals provided as of July 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(in thousands, except per-share and per-kWh amounts)

15. Related Party Transactions

On November 9, 2001, the Company purchased certain rights to hire employees and contractors of their primary information technology vendor, Symcas. Additionally, as part of the same agreement, Symcas transferred interest in and to all of the software that Symcas has developed for us. The purchase agreement contained a covenant not to compete prohibiting the principals of Symcas from competing with the Company’s software product or directly or indirectly assisting others to develop a software product similar to the Company’s software product for a period of two years. Symcas previously performed substantially all of the Company’s software development information technology support and maintenance, and procurement of hardware and software.

On December 15, 2001, after the close of the agreement with Symcas, the Company hired Linda Guckert, an employee and officer of Symcas, to be the Company’s Vice President of Information Technology. Ms. Guckert and her husband continue to own a significant interest in Symcas. The Company continues to utilize Symcas on a limited basis for its information technology maintenance. The Company paid Symcas $2,091 and $577 in fiscal 2002 and 2003, respectively.

16. Quarterly Financial Information (Unaudited )

	October 31	January 31	April 30	July 31
Three Months Ended	(In thousands, except per-share information)
Year ended July 31, 2002:
Net revenue	$28,161	$26,217	$28,065	$35,326
Gross profit(1)	$3,254	$7,694	$7,804	$11,676
Net income (loss)	$(667)	$1,103	$1,382	$3,346

Net income (loss) per common share:
Basic	$(0.02)	$0.04	$0.05	$0.12
Diluted	$(0.02)	$0.03	$0.04	$0.11

Year ended July 31, 2003:
Net revenue	$33,682	$31,759	$37,841	$62,244
Gross profit(1)	$7,476	$7,190	$7,986	$14,695
Net income (loss)	$(526)	$587	$1,096	$4,265

Net income (loss) per common share:
Basic	$(0.02)	$0.02	$0.04	$0.15
Diluted	$(0.02)	$0.02	$0.04	$0.15

(1)  In the fourth quarter of fiscal 2003, the Company reclassified costs associated with the Pennsylvania gross receipts taxes which the Company deemed appropriate to reclassify to direct energy costs from general and administrative expenses. For the four quarters of fiscal 2002, the reclassifications were $105, $256, $328 and $454, respectively, and in the first three quarters of fiscal 2003, the reclassifications were $726, $628 and $530, respectively.

Form 10-K Report

Upon request, Commonwealth Energy Corporation will provide a copy of the 2003 Form 10-K Annual Report as filed with the Securities and Exchange Commission.

Forward-Looking Statements

This annual report, including the Letter to Shareholders, contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are based upon management’s belief and assumptions made by, and information currently available to, management. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of numerous factors, including the risks and uncertainties set forth under the caption, “Factors That May Affect Future Results” in Management’s Discussion and Analysis of Financial Condition and Results of Operation which is included as part of this annual report, and factors set forth in other periodic reports filed with the Securities and Exchange Commission.

Additional Information and Where To Find It

In connection with the proposed reorganization of Commonwealth discussed in the Letter to Shareholders and in the Corporate Outlook Section of this annual report, the new holding company plans to file a registration statement on Form S-4 in connection with the proposed transaction and Commonwealth and the new holding company expect to mail a joint proxy statement/prospectus to the shareholders of Commonwealth containing information about the proposed transaction. Investors and security holders are advised to read the joint proxy statement/prospectus regarding the potential transaction referred to above when it becomes available, because they will contain important information. The registration statement will be filed with the Securities and Exchange Commission by the new holding company and the joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus (when available) at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus may also be obtained free of charge from Commonwealth at
1-800-ELECTRIC or rreeves@electric.com. Commonwealth and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock and information about other persons who may also be deemed to be participants in Commonwealth’s solicitation will be included in the proxy statement/prospectus (when available). In addition to the proxy statement/prospectus, Commonwealth files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are also available at www.sec.gov.

This annual report shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

The accompanying notes are an integral part of these consolidated financial statements.

Executive Officers
Ian B. Carter
Chairman, President and Chief Executive Officer

Richard L. Paulsen
Chief Operating Officer

James L. Oliver
Chief Financial Officer

John A. Barthrop
General Counsel and Secretary

Linda Guckert
Vice President of Information Technology

Robert Gunnin
Vice President of Risk Management

Michael Nelson
Vice President of Market Development and Regulatory Affairs
and Associate General Counsel

Roy Reeves
Vice President of Marketing

Board of Directors
Ian B. Carter
Chairman, President and Chief Executive Officer

Craig G. Goodman
Chief Executive Officer, National Energy Marketers Association

Junona A. Jonas
General Manager, Alameda Power & Telecom

Mark S. Juergensen
Vice President of Sales and Marketing, PredictPower

Robert C. Perkins
Chief Executive Officer, Hospital Management Services

Joseph P. Saline, Jr.
Operations Manager, Northrop Grumman Corporation

Shareholders Information
Corporate Headquarters
15901 Red Hill Avenue, Suite 100
Tustin, CA 92780
714 / 258-0470

Website Address
CommonwealthEnergy.com

Corporate Counsel
Paul, Hastings, Janofsky & Walker LLP
Costa Mesa, CA

Independent Auditors
Ernst & Young, LLP
Orange County, CA

Transfer Agent and Registrar
Computershare Investor Services, LLC
350 Indiana Street, Suite 800
Golden, CO 80401
303 / 262-0600

Investor Relations
Commonwealth Energy Corporation
800 / 962-4566